As filed with the Securities and Exchange Commission on June 20, 2008

Registration Statement No. 333-150812

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-8/A

(Amendment No. 2)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ELDORADO GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 1188 – 550 Burrard Street

Vancouver, British Columbia

Canada V6C 2B5

(604) 601-6655

(Address and telephone number of Registrant’s principal executive offices)

Dorsey & Whitney LLP

370 17th Street, Suite 4700

Denver, Colorado 80202

(303) 352-1133

(Name, address (including zip code) and telephone number  (including area code) of agent for service in the United States)

Copies to:

Dawn L. Moss Eldorado Gold Corporation 550 Burrard Street Suite 1188, Bentall 5 Vancouver, British Columbia Canada V6C 2B5	Kenneth G. Sam Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth Street Denver, CO 80202-5647	Fred R. Pletcher Borden Ladner Gervais LLP 1200 Waterfront Centre 200 Burrard Street P.O. Box 48600 Vancouver, British Columbia Canada V7X 1T2

Approximate date of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

Explanatory Note:  The Registrant hereby amends its Registration Statement on Form F-8, as originally filed with the Securities and Exchange Commission on May 9, 2008, as amended June 5, 2008, to include the Notice of Variation and Extension, dated June 20, 2008, which the Registrant filed in its home jurisdiction as a supplement to the Offer and Circular, dated as of May 9, 2008, including the Letter of Transmittal and Notice of Guaranteed Delivery, which were previously filed with the original Registration Statement on Form F-8 and the Notice of Change of Information, dated June 5, 2008, which was previously filed with the first amended Registration Statement on Form F-8/A.

The Registrant previously paid a registration fee of $6,117 in relation to its registration of 20,637,136 of its shares of common stock with its filing of the original Registration Statement on Form F-8, as filed with the Securities and Exchange Commission on May 9, 2008.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1. Home Jurisdiction Document.

Offer and Circular dated as of  May 9, 2008, including the Letter of Transmittal and Notice of Guaranteed Delivery.(1)

Notice of Change in Information dated June 5, 2008.(2)

Notice of Variation and Extension dated June 20, 2008.

Item 2. Informational Legends.

See pages (i) and (ii) of the Offer and Circular dated as of May 9, 2008.(1)

See page (ii) of the Notice of Change in Information dated June 5, 2008.(2)

See page (iii) of the Notice of Variation and Extension dated June 20, 2008.

Item 3. Incorporation of Certain Information by Reference.

As required by this Item, the Offer and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of the Registrant at Eldorado Gold Corporation, Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5, telephone: 604-601-6655 or may be obtained electronically through the SEDAR website at www.sedar.com. (1)

Item 4. List of Documents Filed with the Commission.

See “Registration Statement Filed with the SEC” in the Offer and Circular dated as of May 9, 2008. (1)

(1)  Previously filed with and incorporated by reference to the Registrant’s Registration Statement on Form F-8 (No. 333-150812) as filed with the Securities and Exchange Commission on May 9, 2008.

(2)  Previously filed with and incorporated by reference to the Registrant’s Registration Statement on Form F-8/A (No. 333-150812) as filed with the Securities and Exchange Commission on June 5, 2008.

This document is important and requires your immediate attention.  If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.  No securities regulatory authority in Canada or in the United States has expressed an opinion about, or passed upon the merits of the Offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

June 20, 2008

NOTICE OF VARIATION AND EXTENSION

by

ELDORADO GOLD CORPORATION

of its

OFFER TO PURCHASE
all of the outstanding Common Shares of

FRONTIER PACIFIC MINING CORPORATION

on the revised basis of 0.1220 Eldorado Common Shares,
Cdn.$0.0001 in cash and one Exchange Receipt
for each Common Share of Frontier

Eldorado Gold Corporation (“Eldorado”) hereby gives notice that it is amending and supplementing its offer dated May 9, 2008 (the “Original Offer”), as supplemented by the Notice of Change in Information dated June 5, 2008 (the “Notice of Change in Information”), to purchase all of the issued and outstanding common shares of Frontier Pacific Mining Corporation (“Frontier”), including common shares that may become issued and outstanding prior to the Expiry Time on the exercise of outstanding options or other rights to acquire common shares, but excluding common shares owned by Eldorado or its affiliates (collectively, the “Common Shares”) on the basis of 0.1220 Eldorado Common Shares and Cdn.$0.0001 in cash for each Common Share, in order to, among other things: (i) revise the consideration offered for the Common Shares by the addition of one exchange receipt of Eldorado (an “Exchange Receipt”) for each Common Share, (ii) extend the Original Offer to 5:00 p.m. (Toronto time) on July 2, 2008; (iii) revise the conditions of the Original Offer; and (iv) provide an update with respect to certain matters, including the status of the transaction.

THE OFFER HAS BEEN AMENDED AND EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 PM (TORONTO TIME) ON JULY 2, 2008, UNLESS FURTHER EXTENDED OR WITHDRAWN.

THE BOARD OF DIRECTORS OF FRONTIER HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS OF FRONTIER ACCEPT THE OFFER AND TENDER THEIR SHARES.

This Notice of Variation and Extension should be read in conjunction with the Offer and accompanying circular dated May 9, 2008 (the “Original Offer and Circular”), as supplemented by the Notice of Change in Information.  Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and Circular, as supplemented by the Notice of Change in Information, and the related Letter of Transmittal and Notice of Guaranteed Delivery remain unchanged.  All references to the “Offer” and the “Original Offer and Circular” in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Notice of Change in Information and this Notice of Variation and Extension mean the Original Offer as amended hereby and the Original Offer and Circular, as supplemented by the Notice of Change in Information and amended and supplemented hereby, respectively.

The Dealer Managers for the Offer are:

In Canada Macquirie Capital Markets Canada Ltd.	In the United States Macquarie Capital Markets North America Ltd.

Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer.  Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on blue paper) that accompanied the Original Offer and Circular or a manually signed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares in accordance with the instructions in the Letter of Transmittal.  Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer in the Original Offer and Circular, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on yellow paper) that accompanied the Original Offer and Circular or a manually executed facsimile thereof.  Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Kingsdale Shareholder Services Inc. (the “Information Agent” or the “Depository”).

Questions and requests for assistance may be directed to the Information Agent and additional copies of this document, the Original Offer and Circular, the Notice of Change in Information, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge on request from those persons at their respective offices shown on the last page of this document.  Persons whose Common Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is made for the securities of a Canadian issuer and the Offer is subject to Canadian disclosure requirements.  The Offer is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Notice of Variation and Extension in accordance with the disclosure requirements in Canada.  Shareholders should be aware that such disclosure requirements are different from those of the United States.

Shareholders should be aware that the disposition of Common Shares pursuant to the Offer may have tax consequences both in the United States and Canada.  See “Changes to Canadian Federal Income Tax Considerations” in Section 7 of this Notice of Variation and Extension, “Certain United States Federal Income Tax Considerations” in Section 19 of the Circular in the Original Offer and Circular and “Changes to U.S Tax Disclosure” in Section 8 of this Notice of Variation and Extension.

The enforcement of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Eldorado is amalgamated under the laws of Canada, that some or all of its officers and directors may be residents of Canada, that the Dealer Manager named in the Offer or Circular may be a resident of Canada, and that all or a substantial portion of the assets of Eldorado and of said persons may be located outside the United States.  The enforcement by shareholders of civil liabilities under the United States federal securities laws may also be affected adversely by the fact that Frontier is incorporated under the laws of the Province of British Columbia and that some or all of its officers and directors may be residents of Canada.

Shareholders should be aware that, during the period of the Offer, Eldorado or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws relating to Frontier, Eldorado and their respective operations.  All statements, other than statements of historical fact, are forward-looking statements or information. When used herein, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “budget”, “may”, “schedule” and other similar expressions, identify forward-looking statements or information.

These statements reflect Eldorado’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information contained herein, including, without limitation, risks related to technological and operational nature of Frontier and Eldorado’s respective businesses, changes in local government legislation, taxation or the political or economic environment, the actual results of exploration activities, conclusions of economic evaluations, changes in project parameters to deal with unanticipated economic factors, future prices of silver, gold and base metals, increased competition in the mining industry for properties, equipment, qualified personnel, and their rising costs, unpredictable risks and hazards relating to the operation, development and permitting of Frontier’s and Eldorado’s respective mines or properties, the speculative nature of exploration and development, as well as those factors identified under the captions “Outlook for 2008”, “Competition” and “Risk Factors” in Eldorado’s Annual Information Form for the year ended December 31, 2007, a copy of which can be obtained on SEDAR at www.sedar.com.  Although Eldorado has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended.  Eldorado does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements, other than as required by applicable law.  Investors are cautioned against attributing undue certainty to forward-looking statements or information.

REPORTING CURRENCIES

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Notice of Variation and Extension are references to United States dollars.  References to “$” are to U.S. dollars and references to “Cdn.$” are to Canadian dollars.

EXCHANGE RATE INFORMATION

On April 18, 2008, the last trading day before the announcement of Eldorado’s intention to make the Offer, the noon buying rate of exchange as reported by the Bank of Canada was Cdn.$1 = $0.9917.  On June 19, 2008, the noon buying rate of exchange as reported by the Bank of Canada was Cdn.$1= $0.9870.  The following table sets forth, for each period indicated, the closing, high, low and average exchange rates for Canadian dollars expressed in U.S. dollars, as reported by the Bank of Canada:

	Three months ended March 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005

Closing	$0.9729	$1.0880	$0.8581	$0.8598

High	1.0289	1.0905	0.9049	0.8690

Low	0.9686	0.8437	0.8528	0.7072

Average(1)	0.9958	0.9304	0.8818	0.8254

(1)          Calculated as an average of the daily noon rates for each period.

INFORMATION CONCERNING FRONTIER

Except as otherwise indicated, the information concerning Frontier contained in this Notice of Variation and Extension has been taken from, or is based upon, publicly available information and records on file with Canadian securities regulatory authorities and other public sources.  Frontier has not confirmed the accuracy and completeness of the information in respect of Frontier contained herein.  Although Eldorado has no knowledge that would indicate that any statements contained herein concerning Frontier taken from or based on such documents and records are untrue or incomplete, neither Eldorado nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Frontier’s financial statements, or for any failure of Frontier to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Eldorado.

NOTICE OF VARIATION AND EXTENSION

June 20, 2008

TO:                         THE HOLDERS OF COMMON SHARES OF FRONTIER PACIFIC MINING CORPORATION

This Notice of Variation and Extension amends the Original Offer and Circular, as supplemented by the Notice of Change in Information, pursuant to which Eldorado is offering to purchase, on the terms and subject to the conditions contained therein, all of the issued and outstanding Common Shares, including Common Shares that may become issued and outstanding prior to the Expiry Time on the exercise of outstanding options or other rights to acquire Common Shares but excluding Common Shares owned by Eldorado or its affiliates.

Unless the subject matter or the context is inconsistent therewith, terms used in this Notice of Variation and Extension and not defined herein that are defined in the Original Offer and Circular have the respective meanings ascribed thereto in the Original Offer and Circular, as supplemented by the Notice of Change in Information.

Except as otherwise set forth in this Notice of Variation and Extension, the terms and conditions previously set forth in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects and in each case as supplemented by the Notice of Change in Information.

All references to the “Offer” and the “Offer and Circular” in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Notice of Change in Information and this Notice of Variation and Extension mean the Original Offer as amended hereby and the Original Offer and Circular, as supplemented by the Notice of Change in Information and amended and supplemented hereby, respectively.

1.                                      Variation of the Offer

Eldorado has varied the Offer by increasing the consideration for the acquisition of each Common Share by the addition of one Exchange Receipt for each Common Share.  Please see “Exchange Receipts” below for a summary of the material attributes and characteristics of the Exchange Receipts.

As a consequence of the foregoing, the definition of “Offer Consideration” in the “Glossary” section of the Original Offer and Circular (found at page 16 of the Original Offer and Circular) is deleted and replaced by the following:

“Offer Consideration” means 0.1220 Eldorado Common Shares, Cdn. $0.0001 in cash, and one Exchange Receipt.

The following definitions are added to the “Glossary” section of the Original Offer and Circular (in each case, in alphabetical order in relation to the other defined terms set out therein).

“Exchange Receipt” means one exchange receipt of Eldorado, which, subject to the terms and conditions of the Exchange Receipt Indenture, entitles the holder thereof to receive, for no additional consideration, an additional 0.008 Eldorado Common Shares if, prior to July 1, 2009, a JMR is issued in Greece by the joint ministerial council, comprised of the Ministries of Environment, Agriculture, Culture, Development and Health, accepting the ETR drafted by the Ministry of the Environment in respect of Frontier’s Perama Hill project.  For greater certainty, if the JMR is not issued prior to July 1, 2009, each Exchange Receipt will be void and of no further force or effect;

“Exchange Receipt Indenture” means the Exchange Receipt Indenture governing, among other things, the terms and conditions of the Exchange Receipts to be entered into between Eldorado and Computershare Trust Company of Canada on or prior to the date on which Eldorado first takes up and pays for the Common Shares;

In addition, all references to “0.1220 Eldorado common shares and Cdn.$0.0001 in cash” in the Original Offer and Circular are amended to refer to “0.1220 Eldorado common shares, Cdn.$0.0001 in cash and one Exchange Receipt”.

Exchange Receipts

The following is a summary of the material attributes and characteristics of the Exchange Receipts.  This summary is qualified in its entirety by reference to the terms of the Exchange Receipt Indenture to be entered into between Eldorado and Computershare Trust Company of Canada (the “Exchange Receipt Agent”) on or prior to the date on which Eldorado first takes up and pays for the Common Shares under the Offer.  A copy of the Exchange Receipt Indenture will be available on the internet at www.sedar.com and a copy may also be obtained on request to Eldorado’s corporate secretary.

The Exchange Receipts will be governed by the Exchange Receipt Indenture.  Each Exchange Receipt will entitle the holder thereof to receive, for no additional consideration, an additional 0.008 Eldorado Common Shares if, prior to July 1, 2009, a JMR is issued in Greece by the joint ministerial council, comprised of the Ministries of Environment, Agriculture, Culture, Development and Health, accepting the ETR drafted by the Ministry of the Environment in respect of Frontier’s Perama Hill gold project.  If the joint ministerial resolution is not issued prior to July 1, 2009, the Exchange Receipts will be void and of no further force or effect.

Holders of Exchange Receipts will not have any voting or pre-emptive rights or other rights as shareholders of Eldorado and will not be entitled to receive any dividends of Eldorado in respect of such Exchange Receipts prior to the issuance of Eldorado common shares in exchange for such Exchange Receipts, if at all. The Exchange Receipt Indenture will provide for an adjustment in the number of Eldorado Common Shares issuable in respect of the exercise of the Exchange Receipts in a number of events, including: (i) a subdivision, redivision or change of the Eldorado common shares into a greater number of shares; or (ii) the consolidation, reduction or combination of the Eldorado common shares into a lesser number of shares.

From time to time while the Exchange Receipts are outstanding, Eldorado and the Escrow Agent may, without the consent of the holders of the Exchange Receipts, amend or supplement the Exchange Receipt Indenture for certain purposes, including making any change that, in the opinion of the Escrow Agent, does not prejudice the rights of the holders of the Exchange Receipts. The Exchange Receipt Indenture will provide for other modifications and alterations thereto and to the Exchange Receipts issued thereunder by way of a resolution approved by more than 66 2/3% of the votes cast in person or by proxy by Exchange Receipt holders.

Eldorado may from time to time purchase, by private contract or otherwise, any of the Exchange Receipts.

No fractional Eldorado common shares will be issued in respect of an Exchange Receipt.  Where the holder of an Exchange Receipt is to receive Eldorado common shares in respect thereof and the number of Eldorado common shares to be issued to such Shareholder would result in a fraction of an Eldorado common share being issuable, the number of Eldorado common shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

2.                                      Extension of the Offer

By notice to the Depository given on June 17, 2008, Eldorado extended the expiry of the Offer to 5:00 pm (Toronto time) on July 2, 2008, unless the Offer is further extended or withdrawn.  Accordingly, the definition of “Expiry Date” in the “Glossary” section of the Original Offer and Circular (found on page 14 of the Original Offer and Circular) is deleted and replaced by the following:

“Expiry Date” means July 2, 2008 or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror;

In addition, all references to “June 17, 2008” or to “5:00 pm (Toronto time) on June 17, 2008” in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Notice of Change in Information are amended to refer to “July 2, 2008” or to “5:00 pm (Toronto time) on July 2, 2008”, respectively.

3.                                      Amendments to Conditions of the Offer

Section 4 of the Offer in the Original Offer and Circular, “Conditions of the Offer”, is amended by adding the following condition:

(l)                                     The TSX shall have conditionally approved the issuance of the Exchange Receipts.

Accordingly, Section 4 of the Offer in the Original Offer and Circular, “Conditions of the Offer” is amended by deleting the word “and” in the last sentence of paragraph (j); by replacing the period at the end of the last sentence of paragraph (k) with a semicolon; and by adding the word “and” after such semicolon.

Section 4 of the Offer in the Original Offer and Circular, “Conditions of the Offer”, is further amended by deleting paragraph (b) in its entirety and replacing it with the following:

(b)                                 Dundee and each member of the Frontier Group shall have validly tendered and not withdrawn at the Expiry Time not less than an aggregate of 71,782,616 Common Shares and the Lock-Up Agreement and the Frontier Group Lock-Up Agreements shall not have been terminated.

As a consequence, the following definitions are added to the “Glossary” section of the Original Offer and Circular (in each case in alphabetical order in relation to the other defined terms set out therein):

“Frontier Group” means: (i) the directors and officers of Frontier; and (ii) Nor-West Rotors Ltd.;

“Frontier Group Lock-Up Agreements” means, collectively, the lock-up agreements between Eldorado and each member of the Frontier Group dated June 17, 2008, as amended from time to time;

4.                                      Recent Developments

On June 10, 2008, Eldorado mailed to Frontier shareholders a circular and form of proxy, soliciting proxies against the shareholder rights plan (the “Rights Plan”) that was adopted by Frontier on May 16, 2008.  Frontier was seeking to have the Rights Plan adopted and confirmed at a general meeting of shareholders on June 19, 2008.

On the evening of June 16, 2008, the day prior to the Expiry Time of the Original Offer, Dr. Stewart Blusson, a director of Frontier, contacted Dr. Hugh Morris, the Non-Executive Chairman of Eldorado to explore whether a consensual transaction between the two companies could be reached, including an increase in the consideration offered.  Dr. Blusson subsequently entered into discussions with Mr. Paul Wright, the President and Chief Executive Officer of Eldorado, regarding potential terms pursuant to which Eldorado and Frontier would consider negotiating a support agreement in relation to a revised offer by Eldorado.

On the morning of June 17, 2008, Frontier issued a press release waiving the application of the Rights Plan.

Later on June 17, 2008, Eldorado and Frontier reached agreement as to the terms upon which Eldorado would enter into lock-up agreements with each of the directors and officers holding securities of Frontier (collectively, the “Frontier Group”) of Frontier (the “Frontier Lock-Up Agreements”) and a support agreement with Frontier (the “Support Agreement”).

The Support Agreement and Frontier Lock-Up Agreements were finalized by Eldorado’s and Frontier’s respective legal counsel throughout the course of the day and executed late in the evening on June 17, 2008.  Eldorado and Frontier each issued press releases to this effect prior to the opening of North American stock exchanges on June 18, 2008.

Pursuant to Section 5 of the Offer in the Original Offer and Circular, “Extension, Variation or Change in the Offer”, Eldorado contacted Kingsdale Shareholder Services Inc. prior to the original Expiry Time of the Offer (5:00 pm (Toronto time) on June 17, 2008) and notified it that the Offer would be extended to July 2, 2008. Eldorado subsequently confirmed this communication in writing via delivery of a letter to Kingsdale Shareholder Services Inc.

5.             Support Agreement Entered into with Frontier

On June 17, 2008, Eldorado and Frontier entered into the Support Agreement, pursuant to which, among other things, Eldorado agreed to revise the consideration for the Common Shares and to extend the expiry of the Offer and Frontier agreed to recommend that Frontier shareholders accept the Offer.

Accordingly, Section 20 of the Circular in the Original Offer and Circular, “Agreements, Arrangements of Understandings” is deleted in its entirety and replaced with the following:

20.          Agreements, Arrangements or Understandings

Other than the Support Agreement and the Frontier Lock-Up Agreements and the matters provided for therein, there are no arrangements or agreements made or proposed to be made among Eldorado and any of the directors or senior officers of Frontier and no payments or other benefits are proposed to be made or given by Eldorado by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office following the completion of the Offer. Other than the Lock-Up Agreement and the Frontier Lock-Up Agreement, there are no agreements, arrangements or understandings, formal or informal, among Eldorado and any securityholder of Frontier with respect to the Offer.

The following is a summary of certain provisions of the Support Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Support Agreement filed by Eldorado with the Canadian securities regulatory authorities and available through the SEDAR website at www.sedar.com. All capitalized terms used in this summary and not otherwise defined in this Notice of Variation and Extension have the meanings ascribed to them in the Support Agreement.

General

Eldorado agreed to revise the Original Offer by, among other things, revising the consideration payable thereunder to include one Exchange Receipt per Common Share, and extending the expiry time to 5:00 p.m. (Toronto time) on July 2, 2008, unless further extended by Eldorado.

Eldorado agreed to make the Offer on the terms and subject to the conditions set forth in the Support Agreement. Eldorado may, in its sole discretion, modify or waive any term or condition of the Offer; provided, however, that Eldorado may not, without the prior consent of Frontier, reduce the consideration per Common Share, change the form of consideration payable under the Offer (other than to add additional consideration), increase the Minimum Tender Condition, impose additional conditions to the Offer, or otherwise vary the Offer or any terms or conditions thereof in a manner which is adverse to Frontier shareholders.

Support for the Offer

Under the Support Agreement, Frontier represented to Eldorado that (i) its board of directors, upon consultation with its advisors, had determined unanimously that the Offer is fair to Frontier shareholders, (ii) that the board of directors would recommend that Frontier shareholders accept the Offer, and (iii) that the Support Agreement is in the best interests of Frontier and its shareholders. Frontier also represented that its board of directors has received an opinion from its financial advisor that the Offer was fair from a financial point of view to Frontier’s shareholders, taking into account the factors identified therein. Frontier also represented that its directors had advised it that as at June 17, 2008 they intend to tender their Common Shares to the Offer.

Representations and Warranties

The Support Agreement contains a number of customary representations and warranties of Frontier and Eldorado relating to, among other things: corporate status; capitalization; and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer. The representations and warranties also address various matters relating to the business, operations and properties of each of the parties and their respective subsidiaries, including: (a) public filings; (b) financial statements; (c) absence of certain changes or events; (d) litigation; and (e) mineral reserves and resources.

Conduct of the Business of Frontier

In the Support Agreement, Frontier agreed that, prior to the earlier of the appointment or election to the board of persons designated by Eldorado who represent a majority of the directors of Frontier and the termination of the Support Agreement, Frontier will, and will cause each of Frontier’s subsidiaries to, conduct its business in the ordinary course consistent with past practice and to preserve intact its present business organization and goodwill and not to undertake certain types of restricted activities except: (a) with Eldorado’s prior written consent; (b) as otherwise expressly contemplated or permitted by the Support Agreement; or (c) as disclosed in writing to Eldorado prior to the execution and delivery of the Support Agreement. Frontier also agreed to use best efforts to advance and obtain all permits required in accordance with the legislated permitting procedure of Greece to allow the commencement of project construction at Perama Hill, including approval of an environmental impact study, in respect of Perama Hill, by the JMC.

Frontier also agreed to promptly notify Eldorado orally and in writing of any material adverse change (within the meaning of the Securities Act (British Columbia)) of Frontier or any of its subsidiaries and of any material governmental or third party complaints, investigations or hearings or communications indicating that the same may be contemplated.

Board Representation

On the purchase by Eldorado pursuant to the Offer of 66 2/3% of the outstanding Common Shares and upon payment by Eldorado of any amount due under a Frontier employment or severance agreement, all of the directors of Frontier and Frontier shall use their reasonable efforts to secure the resignations of the current directors to enable Eldorado’s designees to be appointed to the board of directors of Frontier and they shall use their reasonable efforts to cause Eldorado’s designees to be so elected or appointed.

Other Covenants

Eldorado and Frontier have agreed in the Support Agreement to a number of mutual covenants, including to cooperate in good faith and use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable, under applicable laws, to consummate the transactions contemplated by the Offer and the Support Agreement including the execution and delivery of such documents as the other party may reasonably require, and using commercially reasonable efforts to effect all necessary registrations, filings and submissions requested by governmental authorities.

Eldorado has also covenanted in the Support Agreement to use best efforts to obtain the listing of the Exchange Receipts on the TSX prior to the Expiry Time and use commercially reasonable efforts to cause Frontier or its subsidiaries to obtain the JMR before July 1, 2009.

Covenants Regarding Non-Solicitation

The Support Agreement contains certain “non-solicitation” provisions pursuant to which Frontier agreed that, except as otherwise provided in the Support Agreement, it will not, directly or indirectly, through any officer, director, employee, representative or agent of Frontier or any of its subsidiaries:

•      solicit, initiate, encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding any merger, amalgamation, reorganization, consolidation, arrangement, business combination, recapitalization, take over bid, sale of assets (or any lease, long term supply agreement or other transaction having the same economic effect as a sale of assets), liquidation, issue or sale of shares or rights or interests therein or thereto, joint venture or similar transactions involving Frontier or any of its subsidiaries (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”), or

•      provide any confidential information to, participate in any discussions or negotiations relating to any such transactions with, or otherwise co-operate with or assist or participate in any effort to take such action by, any corporation, person or other entity or group, provided that, for greater certainty, Frontier may advise anyone making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the board has so determined.

Frontier also agreed to immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than Eldorado) that had, prior to the date of the Support Agreement, made an Acquisition Proposal or who is known by Frontier, acting reasonably, to be considering making an Acquisition Proposal. Except in connection with a

Superior Proposal (as defined below) Frontier agreed not to allow or permit access to any data or information rooms regarding Frontier except to Eldorado and its representatives and advisors. Frontier also agreed not to release any third party from any confidentiality or standstill agreement to which Frontier and such third party are a party, and to immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Frontier relating to a potential Acquisition Proposal and to use its best efforts to ensure that such requests are honoured.

However, Frontier’s board of directors may consider and accept a Superior Proposal by a third party made in compliance with the provisions of the Support Agreement. A “Superior Proposal” is defined as an unsolicited Acquisition Proposal made to Frontier in writing which did not result from a breach of the non-solicitation provisions of the Support Agreement and which the board of directors of Frontier in good faith and in its reasonable judgment, after consultation with its legal advisors and upon the advice of its financial advisors, determines will, if consummated (and taking into account the risk of non-completion), be more favorable to the holders of the Common Shares than the Offer, and where the Acquisition Proposal (a) has a value that is greater than the value of the Offer, (b) is not subject to any due diligence or access condition, (c) if it reflects that financing is required to complete such Acquisition Proposal, such financing has been demonstrated to the satisfaction of the board of directors of Frontier, acting in good faith (after receipt of advice from its financial advisors and outside counsel), to be reasonably likely to be obtained, and (d) is capable of completion without undue delay (taking into account all legal, financial, regulatory and other aspects of the proposal).

Frontier is not permitted to accept, approve or recommend, nor enter into any agreement (other than a confidentiality agreement) relating to, an Acquisition Proposal unless:

•      the Acquisition Proposal constitutes a Superior Proposal;

•      Frontier has complied with the non-solicitation restrictions in the Support Agreement;

•      Frontier has provided Eldorado with notice in writing of the Superior Proposal together with all documentation related to and detailing the Superior Proposal (including a copy of the confidentiality agreement between Frontier and the person making the Superior Proposal if not previously delivered);

•      Frontier concurrently terminates the Support Agreement in accordance with its terms.

Nothing in the Support Agreement prevents Frontier’s board of directors from responding through a directors’ circular or otherwise as required by applicable securities laws to an Acquisition Proposal that it determines is not a Superior Proposal.

Right to Match

Eldorado and Frontier have agreed that if Frontier receives a written Acquisition Proposal that the board of directors of Frontier determines is a Superior Proposal, Frontier shall, in accordance with the terms of the Support Agreement, immediately notify Eldorado in writing of the proposal and provide to Eldorado a copy of such proposal. Until the expiration of the four business day period referred to below, Frontier shall not take any action to withdraw, modify or change its recommendation with respect to the Offer or to approve or implement or enter into any agreement to approve or implement such Superior Proposal. Within four business days after the later of the date of such notification and the date Eldorado receives a copy of the document evidencing such Superior Proposal, Eldorado may, by notice in writing to Frontier, agree to amend the Support Agreement to increase the consideration to be paid to Shareholders pursuant to the Offer to an amount having a value at least equal to the value of the consideration offered under such Superior Proposal (provided that for the purposes of the Support Agreement, the value of any non-cash consideration proposed to be paid, delivered or issued under any Superior Proposal or by Eldorado (unless the consideration proposed to be paid, delivered or issued under such Superior Proposal or by Eldorado includes an all-cash option, in which case the value of such consideration shall be equal to such cash consideration) shall be determined by the board of directors of Frontier (having consulted any financial advisor of Frontier or obtained other independent financial advice), acting reasonably, and Frontier shall forthwith provide to Eldorado all data, opinions and other information relied upon by the board of directors of Frontier in order to arrive at its determination of the value of any non-cash consideration to be paid), in which case Frontier and Eldorado shall agree to any amendments required to so increase the consideration and Frontier shall not take any action to withdraw its recommendation with respect to the Offer, as amended, or to approve or implement such Superior Proposal or release the person making such Superior Proposal from any standstill or confidentiality obligation.

Termination Payment

If at any time after the execution of the Support Agreement:

(a)           The board of directors of Frontier withdraws or modifies in a manner adverse to Eldorado any of its recommendations or determinations referred to above or resolves to do so prior to the Expiry Time (other than as a direct result of and in direct response to a material breach by Eldorado of its obligations hereunder or other than as a direct result of a change occurring after the date of the Support Agreement in respect of Eldorado that is materially adverse) or the board of directors of Frontier recommends acceptance by Frontier shareholders of, or that Frontier shareholders vote in favour of, a Superior Proposal; or

(b)           Frontier terminates the Support Agreement in the event of a Superior Proposal; or

(c)           The Minimum Tender Condition or any other condition of the Offer has not been satisfied or waived at the Expiry Time and Eldorado has not elected to waive such condition or extend the Offer and a bona fide written Acquisition Proposal has been made and publicly announced by any person (the “Acquisition Proposal Offeror”), other than Eldorado, prior to the Expiry Time and not withdrawn at least five days prior to the Expiry Time and

(i)            Frontier consummates an Acquisition Proposal with the Acquisition Proposal Offeror, or a person acting jointly or in concert with the Acquisition Proposal Offeror (within the meaning of that expression as used in the Applicable Laws) prior to the expiration of 365 days following termination of the Support Agreement;

(ii)           the Acquisition Proposal Offeror, together with persons acting jointly or in concert with the Acquisition Proposal Offeror, acquires sufficient securities of Frontier that, together with their currently held Common Shares, represent de facto control of Frontier, prior to the expiration of 365 days following termination of the Support Agreement; or

(iii)          Frontier enters into a definitive agreement with respect to an Acquisition Proposal with the Acquisition Proposal Offeror, or a person acting jointly or in concert with the Acquisition Proposal Offeror, prior to the expiration of 120 days following the termination of the Support Agreement, and thereafter consummates such Acquisition Proposal;

(each of the above being a “Fee Event”) then Frontier shall forthwith pay to Eldorado, or as Eldorado may direct, as liquidated damages an amount (the “Break Fee”) equal to $7,200,000. For greater certainty, Frontier shall not be obliged to make more than one Break Fee payment if one or more of the events specified herein occurs.

Termination

The Support Agreement may be terminated at any time prior to the Effective Time:

•            by mutual written consent of Frontier and Eldorado;

•            by Eldorado at any time by written notice if Frontier is in default of any material covenant or obligation under the Support Agreement or Frontier or Dundee or any member of the Frontier Group (as defined below) is in default of any material covenant or obligation under its respective Frontier Lock-Up Agreement or any representation or warranty of Frontier under the Support Agreement or of any member of the Frontier Group under the Frontier Lock-Up Agreements is untrue or incorrect (except for breaches which would not individually or in the aggregate, or would not be reasonably expected to, be materially adverse to Frontier);

•            by Frontier at any time by written notice if Eldorado is in default of any material covenant or obligation under the Support Agreement or any representation or warranty of Eldorado under the Support Agreement is untrue or incorrect (except for breaches which would not individually or in the aggregate, or would not be reasonably expected to, be materially adverse to Eldorado);

•            by either party by written notice after August 15, 2008 if Eldorado has not purchased any Common Shares pursuant to the Offer, otherwise than as a result of the breach by the party wishing to terminate the Support Agreement of any material covenant or obligation under the Support Agreement or as a result of any representation or warranty of such party in the Support Agreement by being untrue or incorrect in any material respect;

•            by Eldorado by written notice if the Minimum Tender Condition or any other closing condition has not been satisfied or waived at the Expiry Time and Eldorado has not elected to waive such condition or extend the Offer;

•            by Eldorado by written notice upon the occurrence of a an event which would result in the payment of the Break Fee; or

by Frontier if, prior to the Expiry Time or termination of the Offer, an Acquisition Proposal is received by Frontier which is a Superior Proposal and Eldorado does not agree to match the offer in accordance with the terms of the Support Agreement.

6.             Lock-Up Agreements Entered into with Frontier Group

On June 17, 2008, Eldorado and each member of the Frontier Group entered into the Frontier Lock-Up Agreements pursuant to which they agreed to tender all of their Common Shares to the Offer subject to certain conditions. The following is a summary of the principal terms of the Frontier Lock-Up Agreements. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Frontier Lock-Up Agreements filed by Eldorado with the Canadian securities regulatory authorities and available through the SEDAR website at www.sedar.com.

The Frontier Lock-Up Agreements set forth the terms and conditions under which Eldorado agreed to vary the Original Offer and under which each member of the Frontier Group agreed, subject to the terms and conditions of the Frontier Lock-Up Agreements, to validly tender his Common Shares and any Common Shares (“Option Shares”) subject to his options (“Options”) in valid acceptance of the Offer. The following is a summary of the principal terms of the Frontier Lock-Up Agreements. The Frontier Lock-Up Agreements contain certain customary representations and warranties of the Frontier Group and of Eldorado.

The Offer

Pursuant to the Frontier Lock-Up Agreements, Eldorado agreed to publicly announce its intention to vary the Original Offer by no later than the close of business on June 18, 2008 and to send a notice of variation in respect of the Offer to each registered holder of Common Shares and each holder of securities that are convertible into Common Shares no later than the close of business on June 20, 2008.

Subject to the satisfaction or waiver of the conditions to the Offer, Eldorado also agreed within the time periods required by applicable Canadian provincial securities laws to take up and pay for the Common Shares deposited under the Offer.

Variation of the Offer

Pursuant to the Frontier Lock-Up Agreements, Eldorado may, in its sole discretion, modify or waive any term or condition of the Offer; provided that Eldorado shall not, without the prior written consent of each of the Frontier Group members, increase the minimum tender condition of 66 2/3%, impose additional conditions to the Offer, modify any condition of the Offer in a manner adverse to each of the Frontier Group or Frontier shareholders generally (which for greater certainty does not include a waiver of a condition), decrease the consideration per Common Share under the Offer, decrease the number of Common Shares in respect of which the Offer is made, change the form of Offer consideration payable under the Offer (other than to increase the total consideration per Common Share and/or add additional consideration or consideration alternatives) or otherwise vary the Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to each of the Frontier Group.

Deposit of Common Shares; Support of the Offer

During the term of the Offer and provided that Eldorado has complied with the terms thereof, each member of the Frontier Group agreed:

(i)        not to sell, assign, transfer, alienate, gift, pledge, option, hedge or enter into derivative transactions in respect of, or otherwise dispose of or encumber, (or agree to do any of the foregoing) any securities of Frontier, including, without limitation, any Common Shares, Options or Option Shares beneficially owned by such person or over which such person exercises control or direction, except pursuant to the Offer and except for transfers to an affiliate of the member of the Frontier Group where such affiliate executes an agreement on substantially the same terms as the Frontier Lock-Up Agreement or agrees to be bound by the provisions of the Frontier Lock-Up Agreement;

(ii)       not to deposit any Common Shares, beneficially owned by member of the Frontier Group or over which such person exercises control or direction, into a voting trust or enter into a voting agreement or arrangement with respect to such Common Shares or grant any proxy with respect thereto;

(iii)      if the member of the Frontier Group is a holder of Options, to exercise all of such Options by no later than the Expiry Time;

(iv)      to accept the Offer and validly deposit or cause to be deposited and cause all acts and things to be done to deposit under the Offer, on or before the calendar day prior to the Expiry Date of the Offer, all of the Common Shares and option shares beneficially owned by such member of the Frontier Group or over which such person exercises control or direction as at the date of the Frontier Lock-Up Agreement, together with a duly completed and executed Letter of Transmittal (or other appropriate instrument); and

(v)       not to withdraw or cause to be withdrawn from the Offer such Common Shares as have been deposited to the Offer, or caused to be deposited to the Offer, by such member of the Frontier Group, unless a “Superior Bid” (as hereinafter defined) is made by a third party.

For the purposes of the Frontier Lock-Up Agreements, a “Superior Bid” is any unsolicited bona fide written offer for the Common Shares, any offer concerning any sale of Frontier or any of its material subsidiaries or any of their material properties or assets or any amalgamation, arrangement, merger, business combination, take-over bid, tender or exchange offer, variation of a take-over bid, tender or exchange offer or similar transaction involving Frontier which competes or interferes, by delay or otherwise, with the Offer (an “Acquisition Proposal”) made to the board of directors of Frontier , or directly to Frontier’s shareholders or to the members of the Frontier Group: (i) that is made after the date of the Frontier Lock-Up Agreement; and (ii) that is in view of each member of the Frontier Group, acting reasonably, more favourable to him, from a financial point of view, than the consideration per Common Share payable pursuant to the Offer.

Each member of the Frontier Group also agrees, from and after the date of the Frontier Lock-Up Agreement until the earlier of its termination or the Expiry Time, to cease soliciting, encouraging or initiating any inquiry or the making of any offer concerning an Acquisition Proposal.

Termination of the Frontier Lock-Up Agreement

Each of the Frontier Lock-Up Agreements may be terminated at any time by mutual consent of Eldorado and the Frontier Group member. Each member of the Frontier Group may, without prejudice to any of his rights under the Frontier Lock-Up Agreement and in its sole discretion, terminate a Frontier Lock-Up Agreement if: (i) Eldorado has not complied in any material respect with its covenants under the Frontier Lock-Up Agreements or if any of Eldorado’s representations and warranties under the Frontier Lock-Up Agreements are untrue or incorrect in all material respects; (ii) Eldorado has not effected the Offer by the close of business on June 20, 2008; (iii) the terms of the Offer do not conform in all material respects with the description of the Offer as contained in the Frontier Lock-Up Agreement; (iv) Eldorado has not taken up and paid for all Common Shares deposited under the Offer in accordance with applicable Canadian provincial securities laws; or (v) the Frontier Group member has provided Eldorado notice in writing of a Superior Proposal at least three Business Days prior to the date on which  proposes to accept or enter into any agreement relating to such Superior Proposal, and three Business Days have elapsed since Eldorado received the notice of the Frontier Group member and, if Eldorado has proposed to amend the terms of the Offer, the Frontier Group member shall have determined that the Acquisition Proposal is a Superior Proposal compared to the amendment to the terms of the Offer proposed by Eldorado.

If notice of an Acquisition Proposal has been delivered by a member of the Frontier Group to Eldorado, Eldorado has three Business Days from receipt of such notice to propose to amend the terms of the Offer. Each Frontier Group member is under an obligation to review any proposed amendments to the Offer in order to determine, acting reasonably, whether the proposal to amend the Offer would result in the Acquisition Proposal no longer being considered a Superior Proposal. Upon termination of the Frontier Lock-Up Agreements, a Frontier Group Member shall be entitled to withdraw any of the Common Shares it has deposited under the Offer and Eldorado shall not take up any of such Common Shares.

7.             Changes to Canadian Tax Disclosure

The paragraphs under the two headings “Canadian Federal Income Tax Considerations” set forth below are substantially the same as the ones set forth in the Original Offer and Circular. The main difference is the addition of disclosure relating to the Exchange Receipts.

The “Summary of the Offer” section of the Original Offer and Circular (beginning at page 6) is amended by deleting the section, “Canadian Federal Income Tax Considerations” (found on page 10) in its entirety and replacing it with the following:

Canadian Federal Income Tax Considerations

If the conditions of the Offer are satisfied or waived and we take up and pay for the Common Shares validly deposited pursuant to the Offer, Shareholders who are Eligible Holders that tender their Common Shares to Eldorado may require Eldorado to execute an election form prescribed under section 85 of the Tax Act (and, where applicable, a similar form for provincial purposes), jointly with the Eligible Holder, for the purpose of enabling the Eligible Holder to achieve, where appropriate, a full or partial income tax-deferred rollover for Canadian federal (and, where applicable, provincial) income tax purposes. However, Eldorado will be required to do so only if such Eligible Holders comply fully with the requirements set forth under “Canadian Federal Income Tax Considerations - Sale to Eldorado — Web-Based System or “Check the Box” Method for Eligible Holders to Complete Election Forms for Income Tax Deferral” in Section 18 of the Circular. Eligible Holders who may wish to effect such an income tax-deferred “rollover” should refer to these requirements and take action to comply with them as soon as possible. Shareholders other than Eligible Holders who choose to participate in the Offer will not be permitted to so elect and, accordingly, their sale of Common Shares to Eldorado will not be a tax-deferred rollover for Canadian federal income tax purposes. However, it is expected that any gain arising on the disposition of Common Shares to Eldorado by a Shareholder who is not an Eligible Holder will not be subject to Canadian federal income tax. Eldorado Common Shares received by a Canadian tax-exempt deferred income plan, such as a registered retirement savings plan, will be qualified investments.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified in full by the information under “Canadian Federal Income Tax Considerations” in Section 18 of the Circular. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer or a disposition of Common Shares pursuant to a Compulsory Acquisition or any Subsequent Acquisition Transaction.

Section 18 of the Circular in the Original Offer and Circular, “Canadian Federal Income Tax Considerations”, is deleted in its entirety and replaced by the following:

Canadian Federal Income Tax Considerations

In the opinion of Borden Ladner Gervais LLP, counsel to the Offeror, the following summary describes the principal Canadian federal income tax considerations generally applicable to the disposition of Common Shares under the Offer or pursuant to certain transactions described in Section 17 of this Circular entitled “Acquisition of Common Shares Not Deposited” by Shareholders who, for the purposes of the Tax Act, and at all relevant times, (a) hold their Common Shares as capital property, (b) did not acquire the Common Shares pursuant to a stock option plan, and (c) deal at arm’s length, and are not affiliated, with the Offeror. Common Shares will generally be considered to be capital property to a Shareholder unless the Shareholder holds such shares in the course of carrying on a business or the Shareholder has acquired such shares in a transaction or transactions which are an adventure or concern in the nature of trade. Certain Canadian resident Shareholders whose Common Shares might not otherwise be considered capital property may be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares and all other “Canadian securities” (as defined in the Tax Act) owned by such Shareholders in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof and counsel’s understanding, based on publicly available materials published in writing prior to the date hereof, of the current administrative practices of the CRA. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all Tax

Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practice of CRA, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not applicable to a Shareholder that (a) is a “financial institution” (as defined in the Tax Act for the purposes of the “mark-to-market” rules), (b) is a “specified financial institution” (as defined in the Tax Act), (c) is a Shareholder an interest in which is, or for whom a Common Share would be, a “tax shelter investment” (as defined in the Tax Act), or (d) makes a functional currency election pursuant to section 261 of the Tax Act. All Shareholders described in this paragraph should consult their own tax advisors.

This summary assumes that any person that held or holds at any time Options, warrants or other rights to acquire Common Shares will have exercised them and acquired Common Shares, or they will have expired, prior to the Expiry Time. Accordingly, this summary does not address persons who hold such Options, warrants or other rights, who should consult their own tax advisors for advice regarding the income tax consequences to them of the expiry or exercise thereof, of the continued holding thereof after the Expiry Time and of the acquisition, holding and disposing of Common Shares or any other securities acquired on exercise thereof, which may differ materially from the discussion about income tax considerations set forth in this summary.

The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder, and no representations are being made with respect to the tax consequences to any particular Shareholder to whom the Offer is being made. Accordingly, all Shareholders should consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction having regard to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax laws and under foreign tax laws.

Residents of Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty is or is deemed to be resident in Canada (a “Resident Shareholder”).

Sale of Common Shares Under the Offer

Sale to Eldorado – No Election for Income Tax Deferral

A Resident Shareholder whose Common Shares are acquired by Eldorado will be considered to have disposed of such Common Shares for proceeds of disposition equal to the sum of the fair market value received by such Resident Shareholder, at the time of the disposition, of (a) the Eldorado Common Shares; (b) the Exchange Receipts; and (c) Cdn.$0.0001 per Common Share so disposed. As a result, the Resident Shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Shareholder of such Common Shares. The adjusted cost base to a Resident Shareholder of both the Eldorado Common Shares and the Exchange Receipts acquired will be equal to their fair market value at the time of the acquisition. If the Resident Shareholder separately owns other Eldorado Common Shares as capital property at that time, the adjusted cost base of all Eldorado Common Shares owned by a Resident Shareholder as capital property immediately after the exchange will be determined by averaging the adjusted cost base of the Eldorado Common Shares so acquired on the exchange with the adjusted cost base of those other Eldorado Common Shares. The tax treatment of capital gains and capital losses is discussed below under the heading “Taxation of Capital Gains and Capital Losses”.

Sale to Eldorado – Election for Income Tax Deferral

A Resident Shareholder who is an Eligible Holder may require Eldorado to jointly execute for filing by the Eligible Holder with the CRA (and, where applicable, with a provincial tax authority) an income tax election form pursuant to section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation), for the purpose of allowing the Eligible Holder to achieve an income tax-deferred exchange for Canadian federal (and, where applicable, provincial) income tax purposes (a “Tax Election”). Eligible Holders who may wish to do so must comply with the requirement described below under “Web-Based System or “Check the Box” Method for Eligible Holders to Complete Election Forms for Income Tax Deferral”.

An Eligible Holder is a Shareholder who is (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, holds Common Shares as capital property and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, whose Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Common Shares by reason of an exemption contained in an applicable income tax treaty, or (c) a partnership if one or more members of the partnership are described in (a) or (b).

An Eligible Holder who wants to obtain a full or partial income tax deferral in respect of the sale of that holder’s Common Shares must do under subsection 85(l) of the Tax Act (Form T2057) or, in the case of such a holder that is a partnership, under subsection 85(2) of the Tax Act (Form T2058) (and the corresponding provisions of any applicable provincial tax legislation). The amount specified in the Tax Election as the proceeds of disposition of the Eligible Holder’s Common Shares must be an amount (the “Elected Amount”) which is not less than the greater of (a) the lesser of the adjusted cost base to the Eligible Holder of such Common Shares and the fair market value of such Common Shares at the time of the disposition and (b) the amount of cash and the fair market value of the Exchange Receipts received as a result of such disposition.

The Elected Amount must not be greater than the fair market value of such Common Shares at the time of the disposition.

An Eligible Holder who files a valid Tax Election will be deemed to have disposed of such Common Shares for proceeds of disposition equal to the Elected Amount selected by the Eligible Holder in the Tax Election.

Subject to the limitations set out in subsection 85(1) or 85(2) of the Tax Act regarding the Elected Amount, if the Elected Amount is equal to the aggregate of the adjusted cost base of such Common Shares immediately before the disposition and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder. Subject again to such limitations, to the extent that the Elected Amount in respect of such Common Shares exceeds (or is less than) the aggregate of the adjusted cost base and any reasonable costs of disposition, such holder will realize a capital gain (or a capital loss). See “Taxation of Capital Gains and Capital Losses” below. Such Eligible Holders will be deemed to have acquired the Eldorado Common Shares received in exchange for such Common Shares at an aggregate adjusted cost base equal the amount, if any by which the Elected Amount exceeds the aggregate amount of cash received (being Cdn.$0.0001 per Common Share so exchanged) and the fair market value of the Exchange Receipts that are received. The cost of the Eldorado Common Shares so acquired will generally be averaged with the adjusted cost base to the Eligible Holder of any other Eldorado Common Shares held by the Eligible Holder at that time as capital property.

Sale to Eldorado - Web-Based System or “Check the Box” Method for Eligible Holders to Complete Election Forms for Income Tax Deferral

Eldorado will make available for use by Eligible Holders a web-based system to allow Eligible Holders to complete the applicable election form prescribed by the CRA (i.e., T2057 or, for Eligible Holders that are partnerships, T2058) and any applicable provincial forms. The link to that system will be made available at www.eldoradogold.com.

If Common Shares are held in joint ownership and two or more of the co-owners wish to make an election, one of the co-owners designated for such purpose should file one form T2057 (and, where applicable, similar provincial forms) for each co-owner so electing, along with a full list of all such co-owners.  That list should set forth each electing co-owner’s social insurance or business number, and address.  If Common Shares are held by a partnership, a partner duly designated by the partnership must file one form T2058 on behalf of each partner (and, where applicable, similar provincial forms), along with a full list of all partners, and social insurance or business numbers and addresses for each of them.  Each partner must sign the T2058 (and, where applicable, similar provincial forms) or the form must be accompanied by a document that authorizes a designated partner to complete, execute and file the form on behalf of all the partners.

An Eligible Holder interested in making such a Tax Election must indicate that intention using the web-based system above or using the Letter of Transmittal by checking the appropriate box labelled “Election Form Required” in the space provided therein.  Eligible Holders who check the box accordingly will receive from Eldorado a tax instruction letter, explaining the election process, at or about the time that the Eligible Holder is sent the consideration to which the Eligible Holder is entitled to under the Offer.

All Eligible Holders must provide the information in accordance with the procedures set out on the instructions in the web-based system or the tax instructions letter, as the case may be, on or before 90 days after the Expiry Time.

Where Eldorado receives a fully and validly completed election form executed by an Eligible Holder on or before the 90-day deadline indicated above Eldorado will, within 30 days of its date of receipt, execute the election form and return it to the Eligible Holder using the web-based process or by mail to the Eligible Holder using the address if any that the holder provided to Eldorado in the election form.  It is the holder’s responsibility to file the election form with the CRA.

A Tax Election and election form will be valid only if it meets all applicable requirements under the Tax Act, and meeting these requirements will be the sole responsibility of the Eligible Holder.  Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election. An Eligible Holder who does not make a valid Tax Election under section 85 of the Tax Act may realize a taxable capital gain. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements. Eligible Holders wishing to make the tax election should consult their own tax advisors.

With the exception of execution and return to the Eligible Holder of the election form by Eldorado, compliance with the requirements for a valid Tax Election will be the sole responsibility of the Eligible Holder making the Tax Election.  Accordingly, neither Eldorado nor the Depositary will be responsible or liable for taxes, interest, penalties (including any late filing penalty), damages or expenses resulting from the failure by anyone to provide information necessary for the Tax Election, to properly complete any election form or to properly deliver the election form to Eldorado on a timely basis and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

In order for the CRA (and, where applicable, the provincial revenue authorities), to accept a Tax Election without a late filing penalty being paid by an Eligible Holder, the election form must be received from the Eligible Holder by such revenue authorities on or before the day that is the earliest of the days on or before which either Eldorado or the Eligible Holder is required to file an income tax return for the taxation year in which the disposition occurs.  Eldorado’s 2008 taxation year is scheduled to end October 31, 2008, although Eldorado’s taxation year could end earlier as a result of an event such as an amalgamation, and its tax return is required to be filed within six months from the end of the taxation year. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadlines, Eligible Holders must ensure they complete their election form and deliver it to Eldorado so as to ensure that Eldorado receives it for execution and return to the Eligible Holder within 90 days of the Expiry Time.  Because Eldorado has agreed to execute and return the election form to the Eligible Holder within 30 days of the receipt of a fully and validly completed election form executed by the Eligible Holder, to avoid late filing penalties certain Eligible Holders may be required to deliver the election form to Eldorado before 90 days from the Expiry Date.

Any Eligible Holder who does not ensure that a fully and validly completed election form has been received by Eldorado in accordance with the procedures set out herein on or before 90 days after the Expiry Time will not be able to benefit from the income tax deferral provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation) and may realize a taxable capital gain.  Accordingly, all Eligible Holders who wish to enter into a tax election with Eldorado should give their immediate attention to this matter.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Shareholder is required to include in computing its income for a taxation year one-half of any capital gain (“taxable capital gain”) realized in such taxation year.  One-half of any capital loss (“allowable capital loss”) must be deducted by the Resident Shareholder from taxable capital gains realized in the year.  Any allowable capital losses in excess of taxable capital gains for the year generally may be carried back and deducted in any of the three preceding years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax under the Tax Act.

A Resident Shareholder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include an amount in respect of taxable capital gains.

If a Resident Shareholder is a corporation, the amount of any capital loss arising from a disposition of a share may be reduced by the amount of dividends received or deemed to have been received by it on the share to the extent and under circumstances prescribed by the Tax Act.  Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns Common Shares.  Shareholders to whom these rules may be relevant should consult their own tax advisors.

Acquisition of Common Shares Not Deposited

As described in “Acquisition of Common Shares Not Deposited” in Section 17 of this Circular, if within four months after the date of the Offer the Offer has been accepted by holders of not less than 90% of the Common Shares and the Offeror acquires such deposited Common Shares, the Offeror will, subject to compliance with all applicable Laws, acquire the remainder of the Common Shares pursuant to a Compulsory Acquisition (other than Common Shares held by, or by nominees of, the Offeror or its affiliates as at the date of the Offer).  If the Offeror takes up and pays for Common Shares validly deposited under the Offer but acquires less than the number of shares required to effect a Compulsory Acquisition or the compulsory acquisition provisions of the BCBCA are otherwise unavailable, the Offeror intends to acquire, directly or indirectly, all of the Common Shares pursuant to a Subsequent Acquisition Transaction. If the Minimum Tender Condition is satisfied, the Offeror will own sufficient Common Shares to effect a Subsequent Acquisition Transaction.

The tax consequences to a Resident Shareholder whose Common Shares are acquired pursuant to a Compulsory Acquisition will generally be the same as described above, in the case of a Resident Shareholder that is not an Eligible Holder, under the heading “Sale to Eldorado – No Election for Income Tax Deferral”, and in the case of a Resident Shareholder that is an Eligible Holder and who makes a Tax Election, under the heading “Sale to Eldorado – Election for Income Tax Deferral”.

The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and may be substantially the same as or materially different from those described herein for Resident Shareholders who dispose of their Common Shares pursuant to the Offer.  Accordingly, it is not possible to comment as to the tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder except in very general terms.  The Offeror may propose an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction.  Depending on the form of the Subsequent Acquisition Transaction, a Resident Shareholder may, as a result, realize a capital gain or capital loss, be deemed to receive a dividend or incur both results.  With respect to the income tax treatment of a capital gain or capital loss, see “Sale to Eldorado – Taxation of Capital Gains and Capital Losses” above.  Any such capital loss may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on the Common Shares (or on shares of an amalgamated corporation for which the Common Shares are exchanged) to the extent and under the circumstances described in the Tax Act.  Income-tax deferral, as described in “Sale to Eldorado – Election for Income Tax Deferral”, may not be available in respect of a Subsequent Acquisition Transaction.  Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

A Resident Shareholder will be required to include in computing its income for a taxation year any dividends deemed received on the Common Shares or any shares of a taxable Canadian corporation issued pursuant to a Subsequent Acquisition Transaction as consideration for the Common Shares.  In the case of a Resident Shareholder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations.  However, Eldorado has advised counsel no steps will be taken to designate such dividends as “eligible dividends” (as defined in the Tax Act) for purposes of the enhanced gross-up and dividend tax credit.  Subject to the application of subsection 55(2) of the Tax Act, any such dividends deemed to be received by a Resident Shareholder that is a corporation will generally be deductible in computing the corporation’s income.

Subsection 55(2) of the Tax Act provides that where a Resident Shareholder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be a dividend and instead may be treated as proceeds of disposition of the Common Shares or of any shares of a taxable Canadian corporation issued as consideration for the Common Shares for purposes of computing the Resident Shareholder’s capital gain or capital loss.  Resident Shareholders that are corporations should consult their own tax advisors in this regard.

A Resident Shareholder that is a private corporation or a corporation that is controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% of dividends received or deemed to be received on Common Shares or any shares of a taxable Canadian corporation issued as consideration for the Common Shares to the extent that such dividends are deductible in computing the corporation’s taxable income for the year.

Any interest awarded by a court to a dissenting Resident Shareholder will be included in computing such Resident Shareholder’s income for the purposes of the Tax Act.

Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.  No opinion is expressed herein as to the tax consequences of any such transaction to a Resident Shareholder.

Potential Delisting

As described under Section 14 of this Circular, “Effect of the Offer on Market and Listings”, Common Shares may be delisted from the TSX-V.  Common Shares will cease to be qualified investments for Shareholders that are trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and deferred profit sharing plans at any time at which the Common Shares are not listed on a designated stock exchange and Eldorado ceases to be a “public corporation” for the purposes of the Tax Act.  Such Shareholders or their annuitants or beneficiaries could be subject to certain taxes and penalties under the Tax Act in respect of the holding of non-qualified investments.  Shareholders who may be so affected should consult with their own tax advisors in this regard.

Holding and Disposing of Eldorado Common Shares and Exchange Receipts

Dividends on Eldorado Common Shares

In the case of a Resident Shareholder who is an individual (including a trust), dividends received or deemed to be received on the Eldorado Common Shares will be included in computing the Resident Shareholder’s income, and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to “eligible dividends” (as defined in the Tax Act).

A Resident Shareholder that is a corporation must include any dividends received or deemed to be received on the Eldorado Common Shares in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income.  A Resident Shareholder that is a “private corporation” (as defined in the Tax Act) or a corporation that is controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% of dividends received or deemed to have been received on the Eldorado Common Shares to the extent that such dividends are deductible in computing the Resident Shareholder’s taxable income.

Disposition of Eldorado Common Shares and Exchange Receipts

A disposition or deemed disposition of an Eldorado Common Share or of an Exchange Receipt by a Resident Shareholder will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such share or Exchange Receipt immediately before the disposition.  The taxation of capital gains and capital losses is described above under the heading “Taxation of Capital Gains and Capital Losses”.

Entitlements Under or Expiry of Exchange Receipts

Subject to any applicable adjustments pursuant to the Tax Act, the adjusted cost base of an Exchange Receipt to a Resident Shareholder will be the fair market value thereof at the time it was issued to the Resident Shareholder.  No gain or loss will be realized by a Resident Shareholder if and when the Resident Shareholder acquires Eldorado Common Shares upon becoming entitled thereto pursuant to Exchange Receipts.  Rather, the adjusted cost base of the Exchange Receipts to the Resident Shareholder becomes the initial adjusted cost to the Resident Shareholder of the Eldorado Common Shares so acquired.  The adjusted cost base to the Resident Shareholder of the Eldorado Common Shares so acquired is then averaged with the adjusted cost base of any other Eldorado Common Shares held by the Resident Shareholder at that time.

Upon the expiry of an Exchange Receipt, the Resident Shareholder will realize a capital loss equal to the Resident Shareholder’s adjusted cost base thereof.  The taxation of capital losses is described above under the heading “Taxation of Capital Gains and Capital Losses”.

Eligibility for Investment

If the Eldorado Common Shares and the Exchange Receipts are listed on a designated stock exchange (which includes the TSX and AMEX), the Eldorado Common Shares and the Exchange Receipts, as the case may be, will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is not, and is not deemed to be, resident in Canada, and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a “Non-Resident Shareholder”).  Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer that carries on an insurance business in Canada and elsewhere.

Sale of Common Shares Under the Offer

Sale to Eldorado – No Election for Income Tax Deferral

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares under the Offer unless the Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Shareholder and do not constitute “treaty-protected property” (as defined in the Tax Act) to the Non-Resident Shareholder.

Generally, the Common Shares will not constitute “taxable Canadian property” to a Non-Resident Shareholder at a particular time provided that (a) the Common Shares are listed on a designated stock exchange (which currently includes the TSX and AMEX and Tiers 1 and 2 of the

TSX-V) at that time, and (b) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with such persons, have not owned 25% or more of the issued shares of any class or series of Frontier at any time during the 60-month period that ends immediately before the disposition.  Common Shares may also be or be deemed to be taxable Canadian property in certain other circumstances set out in the Tax Act.  Non-Resident Shareholders should consult their own tax advisers to determine whether the Common Shares will constitute taxable Canadian property in their particular circumstances.

Even if the Common Shares are taxable Canadian property to a Non-Resident Shareholder, a taxable capital gain resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Shareholder’s income for the purposes of the Tax Act if the Common Shares constitute “treaty-protected property”.  Common Shares owned by a Non-Resident Shareholder will generally be “treaty-protected property” if the gain from the disposition of such property would, because of an applicable income tax treaty, be exempt from tax under the Tax Act.  By way of example, under the Convention between the U.S. and Canada with Respect to Taxes on Income and Capital (the “U.S. Treaty”), a Non-Resident Shareholder who is a resident of the United States for the purposes of the Tax Act and the U.S. Treaty and who is entitled to the benefits under the U.S. Treaty will generally be exempt from tax in Canada in respect of a gain realized on the disposition of Common Shares, provided that the value of the Common Shares is not derived principally from “real property situated in Canada” (as defined in the U.S. Treaty).  Non-Resident Shareholders should consult their own tax advisors to determine whether the Common Shares constitute treaty-protected property in their particular circumstances.

Sale to Eldorado – Election for Income Tax Deferral

In the event that Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Shareholder, then the Non-Resident Shareholder will be an Eligible Holder and may require Eldorado to jointly execute for filing with the CRA an income tax election form pursuant to section 85 of the  Tax Act, for the purpose of allowing the Eligible Holder to achieve an income tax-deferred exchange for Canadian federal income tax purposes.  Eldorado will be required to execute the form and return it to the Eligible Holder only if the Eligible Holder complies with the requirements set forth under “Residents of Canada - Sale to Eldorado – Web-Based System or “Check the Box” Method for Eligible Holders to Complete Election Forms for Income Tax Deferral” on the same basis as if the Non-Resident Holder were a Resident Holder thereunder.  If the Eligible Holder complies with those requirements, generally the exchange may occur on an income tax-deferred basis as described above under “Residents of Canada - Sale to Eldorado – Election for Income Tax Deferral” on the same basis as if the Non-Resident Holder were a Resident Holder thereunder.

The Eldorado Common Shares that such Eligible Holders received as partial consideration for the Common Shares will be deemed to be “taxable Canadian property” in their hands.  Non-Resident Shareholders who are Eligible Holders should consult their own tax advisors in this regard.

A Non-Resident Shareholder who disposes of “taxable Canadian property” before 2009 must file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Shareholder is liable to Canadian tax on any gain realized as a result.

Acquisition of Common Shares Not Deposited

As described in “Acquisition of Common Shares Not Deposited” in Section 17 of the Circular, if within four months after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the Common Shares (other than Common Shares held by, or by nominees on behalf of, the Offeror or its affiliates as at the date of the Offer) and the Offeror acquires such deposited Common Shares, the Offeror will, subject to compliance with all applicable Laws, acquire the remainder of the Common Shares pursuant to a Compulsory Acquisition in accordance with the provisions of the BCBCA.  If the Offeror takes up and pays for Common Shares validly deposited under the Offer but acquires less than the number of shares required to effect a Compulsory Acquisition or the compulsory acquisition provisions of the BCBCA are otherwise unavailable, the Offeror intends to acquire, directly or indirectly, all of the remaining Common Shares pursuant to a Subsequent Acquisition Transaction. If the Minimum Tender Condition is satisfied, the Offeror will own sufficient Common Shares to effect a Subsequent Acquisition Transaction.

Non-Resident Shareholders whose Common Shares are acquired pursuant to a Compulsory Acquisition will dispose of such shares for the purposes of the Tax Act for proceeds of disposition equal to the amount received under the Compulsory Acquisition.  Subject to the discussion below under “Delisting of Common Shares Following Completion of the Offer”, a Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares unless the Common Shares constitute taxable Canadian property to the Non-Resident Shareholder and are not treaty-protected property.  If Common Shares acquired from a Non-Resident Shareholder are “taxable Canadian property” and are not “treaty-protected property” to a Non-Resident Shareholder, then the Non-Resident Shareholder will be an Eligible Holder and may sell its Common Shares to Eldorado on a tax-deferred basis, in which case the requirements for and tax treatment to such Non-Resident Shareholder generally will be as described above under the heading “Non-Residents of Canada – Sale of Common Shares Under the Offer – Sale to Eldorado – Election for Income Tax Deferral”.  Non-Resident Shareholders who do not deposit their Common Shares under the Offer should also see the caution in the discussion below under the heading “Delisting of Common Shares Following Completion of the Offer”.

The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and may be substantially the same as, or materially different from that described herein for Non-Resident Shareholders who dispose of their Common Shares pursuant to the Offer.  Accordingly, it is not possible to comment as to the tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder except in general terms.  Depending on the form of the Subsequent Acquisition Transaction, a Non-Resident Shareholder may realize a capital gain or capital loss and/or be deemed to receive a dividend, as discussed above under “Residents of Canada – Acquisition of Common Shares Not Deposited”.

Whether or not a Non-Resident Shareholder would be subject to income tax under the Tax Act on any such capital gain would depend on whether the Common Shares or any shares issued as consideration for the Common Shares are “taxable Canadian property” to the Shareholder for purposes of the Tax Act and whether the Shareholder is entitled to relief under any applicable income tax treaty.  Dividends paid or deemed to be paid or credited to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Shareholder is entitled under any applicable income tax treaty.  By way of example, where the Non-Resident Shareholder is a US resident entitled to the benefits under the U.S. Treaty and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.  Any interest awarded by a court and paid or credited to a dissenting Non-Resident Shareholder will not be subject to Canadian withholding tax.

Non-Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.  No opinion is expressed herein as to the tax consequences of any such transaction to a Shareholder.

Delisting of Common Shares Following Completion of the Offer

As noted in “Effect of the Offer on Market and Listings” in Section 14 of the Circular, Common Shares may cease to be listed on the TSX-V (or another designated stock exchange) following the completion of the Offer and may not be listed on the TSX-V (or another designated stock exchange) at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.  Non-Resident Shareholders are cautioned that if the Common Shares are not listed on a designated stock exchange (which currently includes Tiers 1 and 2 of the TSX-V) at the time they are disposed of (a) the Common Shares will be taxable Canadian property to the Non-Resident Shareholder, (b) the Non-Resident Shareholder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, unless the Common Shares constitute “treaty-protected property”, and (c) if the disposition occurs before 2009, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Shareholder, in which case the Offeror may be entitled under the Tax Act to deduct or withhold tax from any payment made to the Non-Resident Shareholder in respect of the acquisition of Common Shares.

Where the Non-Resident Shareholder receives Eldorado Common Shares on any such acquisition, the Offeror may be required to withhold and sell in the market a portion of the Eldorado Common Shares that the Non-Resident Shareholder would otherwise be entitled to receive to satisfy the Offeror’s withholding obligations under the Tax Act.  Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Holding and Disposing of Eldorado Common Shares and Exchange Receipts

A Non-Resident Shareholder will not be liable for Canadian income tax on a disposition of an Eldorado Common Share unless such share constitutes “taxable Canadian property” that is not “treaty-protected property” to the Non-Resident Shareholder.  An Eldorado Common Share acquired on a tax-deferred basis pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction may be deemed to be “taxable Canadian property” to a Non-Resident Shareholder.  An Eldorado Common Share acquired otherwise pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, and an Exchange Receipt acquired will not generally constitute taxable Canadian property to a Non-Resident Shareholder at a particular time provided certain requirements are satisfied.  These requirements are that the Eldorado Common Shares be listed on a designated stock exchange (which includes the TSX and AMEX) at that time and the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with such persons, have not owned 25% or more of the issued shares of any class or series of Eldorado shares at any time during the 60-month period that ends immediately before at that time.  See “Non-Residents of Canada - Sale of Common Shares under the Offer” and “Acquisition of Common Shares Not Deposited” for a description of circumstances under which the Eldorado Common Shares may be “taxable Canadian property” or “treaty-protected property”.

Dividends paid or deemed to be paid to a Non-Resident Shareholder on the Eldorado Common Shares will be subject to Canadian withholding tax at a rate of 25%.  Such rate may be reduced under the provisions of an applicable income tax treaty.  By way of example, where the Non-Resident Shareholder is entitled to the benefits under the U.S. Treaty, the applicable rate is generally reduced to 15%.

Non-Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of disposing of their Eldorado Common Shares and Exchange Receipts.  No opinion is expressed herein as to the tax consequences of any such transaction to a Shareholder.

8.             Changes to U.S. Tax Disclosure

The “Frequently Asked Questions and Answers about the Offer” section of the Original Offer and Circular (beginning at page 1) is amended by deleting the section, “How Will U.S. Taxpayers be Taxed for U.S. Federal Income Tax Purposes?” (found on page 5) in its entirety and replacing it with the following:

HOW WILL U.S. TAXPAYERS BE TAXED FOR U.S. FEDERAL INCOME TAX PURPOSES?

Eldorado anticipates that the acquisition of Common Shares pursuant to the Offer and pursuant to the transactions contemplated in Section 17 of the Circular in the Original Offer and Circular, (“Acquisition of Common Shares Not Deposited”), (these transactions collectively defined, for purposes of this paragraph, as the “Acquisition”) should constitute a taxable disposition for Shareholders that are U.S. taxpayers. Subject to the application of the “passive foreign investment company” (“PFIC”) rules, a Shareholder that is a U.S. taxpayer that holds Common Shares as a capital asset and transfers such Common Shares to Eldorado under the Acquisition, will generally recognize a gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the Eldorado Common Shares and the Exchange Receipts, and the U.S. dollar value of the Canadian currency received by the Shareholder pursuant to the Acquisition, and (ii) the adjusted tax basis of the Shareholder in the Common Shares transferred to Eldorado. Discussion of certain U.S. federal income tax consequences relating to the disposition or lapse of the Exchange Receipts, or the receipt of Eldorado Common Shares pursuant to the Exchange Receipts, is discussed Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”.  However, if Frontier were to constitute a PFIC for any taxable year during which a U.S. Holder held Common Shares, a Shareholder that is a U.S. taxpayer may be subject to special adverse tax rules in respect of the Acquisition. There can be no assurance that the Internal Revenue Service will not challenge this characterization of the Acquisition or that, if challenged, a U.S. court would not agree with the Internal Revenue Service. The foregoing is a brief summary of United States federal income tax consequences only and is qualified in its entirety by the more detailed general description of United States federal income tax considerations in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders are urged to consult their own tax advisors to determine the particular United States federal income tax consequences to them as a result of the Acquisition, and the ownership, and disposition of Eldorado Common Shares and Exchange Receipts received pursuant to the Acquisition.

The “Summary of the Offer” section of the Original Offer and Circular (beginning at page 6) is amended by deleting the section, “U.S. Federal Income Tax Considerations” (found on page 11) in its entirety and replacing it with the following:

U.S. Federal Income Tax Considerations

Eldorado anticipates that the acquisition of Common Shares pursuant to the Offer and pursuant to the transactions contemplated in Section 17 of the Circular, “Acquisition of Common Shares Not Deposited”, (these transactions collectively defined, for purposes of this paragraph, as the “Acquisition”) should constitute a taxable disposition for Shareholders that are U.S. taxpayers. Subject to the application of the “passive foreign investment company” (“PFIC”) rules, a Shareholder that is a U.S. taxpayer that holds Common Shares as a capital asset and transfers such Common Shares to Eldorado under the Acquisition, will generally recognize a gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the Eldorado Common Shares and the Exchange Receipts, and the U.S. dollar value of the Canadian currency received by the Shareholder pursuant to the Acquisition, and (ii) the adjusted tax basis of the Shareholder in the Common Shares transferred to Eldorado. Discussion of certain U.S. federal income tax consequences relating to the disposition or lapse of the Exchange Receipts, or the receipt of Eldorado Common Shares pursuant to the Exchange Receipts, is discussed below in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”.  However, if Frontier were to constitute a PFIC for any taxable year during which a U.S. Holder held Common Shares, a Shareholder that is a U.S. taxpayer may be subject to special adverse tax rules in respect of the Acquisition. There can be no assurance that the Internal Revenue Service will not challenge this characterization of the Acquisition or that, if challenged, a U.S. court would not agree with the Internal Revenue Service. The foregoing is a brief summary of United States federal income tax consequences only and is qualified in its entirety by the more detailed general description of United States federal income tax considerations in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders are urged to consult their own tax advisors to determine the particular United States federal income tax consequences to them as a result of the Acquisition, and the ownership, and disposition of Eldorado Common Shares and Exchange Receipts received pursuant to the Acquisition.

Section 19 of the Circular in the Original Offer and Circular, “Certain United States Federal Income Tax Considerations” is deleted in its entirety and replaced by the following:

19.           Certain United States Federal Income Tax Considerations

Notice Pursuant to Circular 230

ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES SET FORTH IN THIS OFFER AND CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED ON, AND CANNOT BE RELIED ON, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON UNDER THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED.  SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION AND MARKETING (WITHIN THE MEANING OF U.S. TREASURY DEPARTMENT CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS OFFER AND CIRCULAR.

Introduction

The following summary describes the anticipated material United States federal income tax considerations generally applicable to U.S. Holders (as defined below) with respect to the Offer and pursuant to the transactions contemplated in Section 17 of this Circular, “Acquisition of Common Shares Not Deposited,” (these transactions collectively defined, for purposes of this summary, as the “Acquisition”) and also the ownership and disposition of Eldorado Common Shares and Exchange Receipts received pursuant to the Acquisition.  This summary is not binding on the Internal Revenue Service (the “IRS”) or the U.S. courts, and no assurance can be provided that the federal income tax consequences described herein will not be challenged by the IRS or will be sustained by a U.S. court if so challenged.  Eldorado has not requested, and does not intend to request, a ruling from the IRS or opinion from its legal counsel regarding any of the U.S. federal income tax consequences of the Acquisition and the ownership and disposition of Eldorado Common Shares and Exchange Receipts received pursuant to the Acquisition.

This summary of the anticipated material U.S. federal income tax consequences arising from and relating to the Acquisition and the ownership, and disposition of Eldorado Common Shares and Exchange Receipts received pursuant to the Acquisition is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder resulting from and relating to the Acquisition and the ownership, and disposition of Eldorado Common Shares and Exchange Receipts received pursuant to the Acquisition.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Moreover, this summary does not address U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S.  U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences of the Acquisition and the ownership, and disposition of Eldorado Common Shares and Exchange Receipts received pursuant to the Acquisition.

Authorities

This summary is based upon the Internal Revenue Code of 1986 (the “Code”), as amended, its legislative history, proposed, temporary and final United States Treasury regulations promulgated thereunder, judicial decisions and administrative rulings and practice, all as in effect as of the date hereof, all of which are subject to change (possibly with retroactive effect).

U.S. Holder

As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares (or, following the completion of the Acquisition, a beneficial owner of Eldorado Common Shares and Exchange Receipts), that for United States federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States or a political subdivision thereof, (iii) an estate the income of which is subject to federal income taxation regardless of source, or (iv) a trust the administration of which is subject to the primary supervision of a United States court if one or more United States persons have the authority to control all substantial decisions of such trust.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is the beneficial owner of Common Shares (or, following the completion of the Acquisition, a beneficial owner of Eldorado Common Shares and Exchange Receipts), the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership.  Partners in such a partnership should consult their tax advisors as to the particular tax considerations applicable to them.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares (or, following the completion of the Acquisition, Eldorado Common Shares and Exchange Receipts) other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the Acquisition and the ownership, and disposition of Eldorado Common Shares and Exchange Receipts received pursuant to the Acquisition to non-U.S. Holders, and such non-U.S. Holders are accordingly urged to consult their own tax advisors regarding the potential U.S. federal income tax consequences to them relating to the Acquisition and the ownership, and disposition of Eldorado Common Shares and Exchange Receipts received pursuant to the Acquisition.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Acquisition and the ownership, and disposition of Eldorado Common Shares and Exchange Receipts received pursuant to the Acquisition (whether or not any such transactions are undertaken in connection with the Acquisition), including, without limitation, the following:

•                  any conversion into Common Shares of any Frontier notes, debentures or other debt instruments;

•                  any vesting, exercise, assumption or conversion of any warrants, Options and other rights to acquire Common Shares; and

•                  any transaction, other than the Acquisition, in which Common Shares or Eldorado Common Shares are acquired, other than the receipt of Eldorado Common Shares pursuant to the Exchange Receipts.

Persons Not Addressed

The U.S. federal income tax consequences to the following persons (including persons who are U.S. Holders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the U.S. federal income tax consequences to them of the Acquisition and the ownership, and disposition of Eldorado Common Shares and Exchange Receipts received pursuant to the Acquisition:

•                  Eldorado and Frontier;

•                  persons that may be subject to special U.S. federal income tax treatment such as partnerships or other pass-through entities, financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, dealers in securities or currencies, or traders in securities that elect to apply a mark-to-market accounting method;

•                  persons that acquired Common Shares pursuant to an exercise of employee stock Options or rights or otherwise as compensation for services;

•                  persons that hold Frontier warrants, Options or Frontier notes, debentures or other debt instruments;

•                  persons having a functional currency for U.S. federal income tax purposes other than the U.S. dollar;

•                  persons that hold Common Shares as part of a position in a straddle or as part of a hedging or conversion transaction;

•                  persons subject to the alternative minimum tax;

•                  persons who are U.S. expatriates or former long-term residents of the United States;

•                  persons that own or have owned, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of  Frontier (or, following the completion of the Acquisition, of Eldorado); and

•                  persons who own their Common Shares (or, following the completion of the Acquisition, Eldorado Common Shares and Exchange Receipts) other than as capital assets as defined in the Code.

Combination of Eldorado and Frontier

Eldorado expects that the Acquisition should constitute a taxable disposition of Common Shares by U.S. Holders.  Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, if the Acquisition fails to qualify as a tax-deferred reorganization, the Acquisition would constitute a taxable disposition of Common Shares by U.S. Holders and result in the following U.S. federal income tax consequences:

•                  a U.S. Holder of Common Shares would recognize gain or loss equal to the difference between (i) the sum of the fair market value of Eldorado Common Shares and the Exchange Receipts, and the U.S. dollar value of the Canadian currency at the time of receipt by such U.S. Holder received pursuant to the Acquisition and (ii) the U.S. Holder’s adjusted tax basis in the Common Shares surrendered in connection with the Acquisition;

•                  the aggregate tax basis of the Eldorado Common Shares received by a U.S. Holder of Common Shares in the Acquisition would be equal to the aggregate fair market value of the Eldorado Common Shares at the time of receipt;

•                  the aggregate tax basis of the Exchange Receipts received by a U.S. Holder of Common Shares in the Acquisition would be equal to the aggregate fair market value of the Exchange Receipts at the time of receipt; and

•                  the holding period of Eldorado Common Shares and the Exchange Receipts received by a U.S. Holder in the Acquisition would begin on the day after receipt.

Subject to the PFIC rules discussed below, any gain or loss recognized under the first bullet point generally will be capital gain or loss if the Common Shares were held as capital assets at the time of the Acquisition and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Common Shares is more than one year at the time of the Acquisition.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations.  The fair market value of any foreign currency received by a U.S. Holder in the Acquisition will generally be based on the rate of exchange on the date of receipt. A subsequent disposition of any foreign currency received (including an exchange for U.S. currency) will generally give rise to ordinary gain or loss.

There is a possibility that the Acquisition may qualify as a tax-deferred reorganization under Section 368(a) of the Code (for the purposes of this Section 19, a “Reorganization”).  Whether the Acquisition qualifies as a Reorganization will depend on the resolution of numerous factual issues, some of which may not be known until the consummation of certain transactions contemplated in Section 17 of this Circular, “Acquisition of Common Shares Not Deposited,” and the application of complex US federal income tax laws. Eldorado has not determined how any Compulsory Acquisition or Subsequent Acquisition Transaction would be structured and Eldorado does not expect that the U.S. federal income tax consequences to U.S. Holders will be a significant factor in determining the structure of any such Subsequent Acquisition Transaction. As a result, Eldorado cannot provide any assurance that the Acquisition will qualify as Reorganization. The requirements that must be satisfied in order for the Acquisition to qualify as a Reorganization are complex, and each U.S. Holder should consult its own tax advisor regarding these requirements.  Unless specified otherwise, this summary will assume that the Acquisition will not constitute a Reorganization.

Consequences if Frontier Classified as a PFIC

A U.S. Holder of Common Shares would be subject to special, adverse tax rules in respect of the Acquisition if Frontier were classified as a PFIC (as defined below) for any taxable year during which a U.S. Holder holds or held Common Shares.  U.S. Holders are strongly encouraged to consult with their individual tax advisors to determine if Frontier is or has been a PFIC at any time during such U.S. Holder’s holding period of Common Shares.

A non-U.S. corporation is classified as a PFIC for each taxable year in which (i) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income.  For purposes of the PFIC provisions, (a) with respect to sales,

“gross income” generally means sales revenues less cost of goods sold, and (b) “passive income” generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions, including certain transactions involving oil and gas.  In addition, the IRS takes the position that interest on working capital or any other cash is passive income.  In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

If Frontier is classified as a PFIC for any taxable year during which a U.S. Holder holds Common Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability.  Under the PFIC rules:

•                  the Acquisition may be treated as a taxable exchange even if such transaction qualifies as a Reorganization;

•                  any gain on the sale, exchange, or other disposition of Common Shares and any “excess distribution” (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated ratably over such U.S. Holder’s holding period for the Common Shares;

•                  the amount allocated to the current taxable year and any year prior to the first year in which Frontier was classified as a PFIC will be taxed as ordinary income in the current year;

•                  the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•                  an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a timely and effective  “qualified electing fund” election under section 1295 of the Code (a “QEF Election”) or a “mark-to-market” election under section 1296 of the Code (a “Mark-to-Market Election”) may not be subject to the PFIC rules described above.  U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules or the availability of the qualified electing fund or mark-to-market elections.

Dissenting U.S. Holders

If a U.S. Holder is permitted to exercise dissent rights in connection with the Acquisition, such U.S. Holder will recognize gain or loss on the exchange of such holder’s Common Shares for cash in an amount equal to the difference between (a) the U.S. dollar value on the date of receipt of the Canadian currency (other than amounts, if any, which are or are deemed to be interest for US federal income tax purposes, which amounts will be taxed as ordinary income) and (b) such holder’s adjusted tax basis in its Common Shares.  Subject to the PFIC rules discussed above, such gain or loss generally will be capital gain or loss if the Common Shares were held as capital assets at the time of the Acquisition and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Common Shares is more than one year. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.  The fair market value of any foreign currency received by a U.S. Holder in the Acquisition will generally be based on the rate of exchange on the date of receipt. A subsequent disposition of any foreign currency received (including an exchange for U.S. currency) will generally give rise to ordinary gain or loss.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Acquisition may be entitled to elect to receive either a deduction or a credit for U.S. federal income tax purposes. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. federal income tax liability that the U.S. Holder’s “foreign source” taxable income bears to the U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Gain on the disposition of Common Shares generally will be U.S. source gain for purposes of applying the foreign tax credit rules, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the U.S. Treaty and such U.S. Holder elects to treat such gain or loss as foreign source.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax adviser regarding the foreign tax credit rules.

U.S. Federal Income Tax Consequences Regarding the Exchange Receipts

The U.S. federal income tax consequences regarding the Exchange Receipts are uncertain.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences regarding the Exchange Receipts.

Receipt of Eldorado Common Shares Pursuant to the Exchange Receipts

Subject to the PFIC rules discussed below, although not free from doubt, the receipt of Eldorado Common Shares pursuant to the Exchange Receipts may result in the following U.S. federal income tax consequences to a U.S. Holder:

•                  a U.S. Holder of Exchange Receipts should recognize gain or loss equal to the difference between (i) the sum of the fair market value of the Eldorado Common Shares determined as of the date of receipt and (ii) the U.S. Holder’s adjusted tax basis in such Exchange Receipts;

•                  the aggregate tax basis in the Eldorado Common Shares received by a U.S. Holder should be equal to the aggregate fair market value of the Eldorado Common Shares at the time of receipt; and

•                  the holding period of the Eldorado Common Shares received by a U.S. Holder Exchange Receipt would begin on the day after receipt.

Although not free from doubt, subject to the PFIC rules discussed below, such gain or loss will be long-term capital gain or loss only if the Exchange Receipts were held for more than one year prior to the receipt of the Eldorado Common Shares.  Alternatively, subject to the PFIC rules discussed below, the IRS may take the position that such gain or loss may be long-term capital gain or loss if the Common Shares were held for more than one year prior to the Acquisition and that part of any such gain constitutes interest income taxable as ordinary income.

Disposition of Exchange Receipts

A U.S. Holder should recognize gain or loss on the sale or other taxable disposition of an Exchange Receipt in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Exchange Receipt sold or otherwise disposed of.  Subject to the PFIC rules discussed below, any such gain or loss generally should be a capital gain or loss.  Although not free from doubt, such gain or loss will be long-term capital gain or loss if the Exchange Receipts were held for more than one year.

Expiration of Exchange Receipts Without Exercise

Upon the lapse or expiration of an Exchange Receipt, a U.S. Holder should recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Exchange Receipt.  Any such loss generally will be a capital loss.  Any such capital loss should be short-term capital loss or long-term capital loss, depending on whether the Exchange Receipt is held for more than one year.  Deductions for capital losses are subject to complex limitations under the Code.

Ownership of Eldorado Common Shares

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder arising from and relating to the ownership, and disposition of Eldorado Common Shares received pursuant to the Acquisition.

General Taxation of Distributions

Subject to the “passive foreign investment company” or “PFIC” rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Eldorado Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Eldorado, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Eldorado, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Eldorado Common Shares and thereafter as gain from the sale or exchange of such Eldorado Common Shares.  (See “Disposition of Eldorado Common Shares” below).  Dividends received on the Eldorado Common Shares generally will not be eligible for the “dividends received deduction.”

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by Eldorado generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Eldorado is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Eldorado Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

Eldorado generally will be a “qualified foreign corporation” under section 1(h)(11) of the Code (a “QFC”) if Eldorado is eligible for the benefits of the U.S. Treaty or, if not, the Eldorado Common Shares are readily tradable on an established securities market in the U.S. However, even if Eldorado satisfies one or more of such requirements, Eldorado will not be treated as a QFC if Eldorado is a PFIC for the taxable year during which Eldorado pays a dividend or for the preceding taxable year.

As discussed below, Eldorado does not expect that it will be a PFIC for the current taxable year.  However, there can be no assurance that the IRS will not challenge the determination made by Eldorado concerning its “passive foreign investment company” status or that Eldorado will not be a “passive foreign investment company” for the current taxable year or any subsequent taxable year.

If Eldorado is not a QFC, a dividend paid by Eldorado to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Distributions Paid in Foreign Currency

The amount of a distribution received on the Eldorado Common Shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Eldorado Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Eldorado Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the Eldorado Common Shares sold or otherwise disposed of. Subject to the “passive foreign investment company” rules discussed above, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Eldorado Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Eldorado Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Eldorado Common Shares or Exchange Receipts generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules unless such gains are resourced as “foreign source” under an applicable income tax treaty, and an election is filed under the Code.  Dividends received on the Eldorado Common Shares generally will be treated as “foreign source” and generally will be categorized as “passive income” for purposes of applying the foreign tax credit rules.  Income or loss on the sale or other taxable disposition of foreign currency will be U.S. source, although an election may be available under the Code whereby such U.S. Holder can treat the gain as arising from foreign sources.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax adviser regarding the foreign tax credit rules.

Treatment of Eldorado as a PFIC

If Eldorado were to constitute a PFIC (as defined above) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such U.S. Holder’s ownership, and disposition of Eldorado Common Shares and Exchange Receipts received pursuant to the Acquisition.  In general such taxpayer may be required to treat any gain recognized by such person upon a sale or disposition of the Eldorado Common Shares and Exchange Receipts as ordinary (rather than capital), and any resulting U.S. federal income tax may be increased by an interest charge.  Rules similar to those applicable to dispositions will generally apply to distributions in respect of Eldorado Common Shares which exceed a certain threshold level.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the QEF Election and the Mark-to-Market Election), such elections are available in limited circumstances and must be made in a timely manner.  U.S. Holders are urged to consult their own tax advisers regarding the potential application of the PFIC rules to the ownership, and disposition of Eldorado Common Shares received pursuant to the Acquisition, and the availability of certain U.S. tax elections under the PFIC rules.

Based on current business plans and financial projections, Eldorado believes it will not meet the definition of a PFIC for the taxable year ending December 31, 2008.  PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually.  Consequently, there can be no assurance that Eldorado has never been and will not become a PFIC for any taxable year during which U.S. Holders hold Eldorado Common Shares.

For each taxable year, if any, that Eldorado is a PFIC, Eldorado will satisfy the record keeping requirements of a PFIC, and will make available to U.S. Holders, upon written request, timely and accurate information as to its status as a PFIC and will use commercially reasonable efforts to provide to U.S. Holders all information that U.S. Holders require to make a QEF Election under Section 1295 of the Code.  A QEF Election made by a U.S. Holder generally should not apply to the Exchange Receipts and any Eldorado Common Shares received pursuant to the Exchange Receipts.  Each U.S. Holder should consult its own financial adviser, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.

Backup Withholding Tax and Information Reporting Requirements

Unless the U.S. Holder is a corporation or other exempt recipient, payments made to certain U.S. Holders pursuant to the Acquisition, payments of dividends made on Eldorado Common Shares, or the proceeds of the sale or other disposition of the Eldorado Common Shares or Exchange Receipts that are made within the United States or through certain United States related financial intermediaries may be subject to information reporting and U.S. federal backup withholding tax at the rate of twenty-eight percent (28%) (subject to periodic adjustment) if the U.S. Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements.  Any amount withheld from a payment to a U.S. Holder under the backup withholding rules may be allowable as a credit against the U.S. Holder’s U.S. federal income tax, provided that the required information is furnished to the IRS and other requirements are met under the Code.

All statements made by Eldorado in the Original Offer and Circular regarding U.S. tax issues should be read as if made as of the date of this Notice of Variation and Extension, unless the context clearly indicates otherwise.

9.             Time for Acceptance

The Offer is now open for acceptance until 5:00 p.m. (Toronto time) on July 2, 2008, unless further extended or withdrawn.  See Section 5 of the Offer in the Original Offer and Circular, “Extension, Variation or change in the Offer”.

10.          Manner of Acceptance

Common Shares may be deposited under the Offer in accordance with the provisions of Section 3 of the Offer in the Original Offer and Circular, “Manner of Acceptance”.

11.          Take Up and Payment for Deposited Common Shares

Upon the terms and subject to the conditions of the Offer, Eldorado will take up and pay for Common Shares validly deposited to the Offer and not withdrawn as set out in Section 6 of the Offer in the Original Offer and Circular, “Payment for Deposited Common Shares”.

12.          Withdrawal of Deposited Common Shares

Shareholders have a right to withdraw Common Shares deposited under the Offer in the circumstances and in the manner set out in Section 8 of the Offer in the Original Offer and Circular, “Withdrawal of Deposited Common Shares”.

13.          Consequential Amendments to the Original Offer and Circular and Other Documents

The Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Notice of Change in Information are amended to the extent necessary to reflect the information contained in this Notice of Variation and Extension.

14.          Statutory Rights

Securities legislation in the provinces and territories of Canada provides security holders of the offeree issuer with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders.  However, such rights must be exercised within prescribed time limits.  Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

15.          Directors’ Approval

The contents of this Notice of Variation and Extension have been approved, and the sending thereof to the securityholders of Frontier has been authorized, by the board of directors of Eldorado.

APPROVAL AND CERTIFICATE OF ELDORADO

The contents of this Notice of Variation and Extension have been approved, and the sending, communication or delivery thereof to Shareholders has been authorized, by the board of directors of Eldorado.

The foregoing, together with the Original Offer and Circular dated May 9, 2008, as supplemented by the Notice of Change in Information dated June 5, 2008, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.  In addition, the foregoing, together with the Original Offer and Circular dated May 9, 2008, as supplemented by the Notice of Change in Information dated June 5, 2008 does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED:  June 20, 2008

(signed) PAUL N. WRIGHT	(signed) EARL W. PRICE
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) HUGH C. MORRIS	(signed) K. ROSS CORY
Director	Director

The Information Agent and Depositary for the Offer is:

By Registered, by Hand or by
By Mail	Courier

The Exchange Tower	The Exchange Tower
130 King Street West, Suite 2950,	130 King Street West, Suite 2950,
P.O. Box 361	Toronto, Ontario
Toronto, Ontario	M5X 1E7
M5X 1E2

North American Toll Free Phone:

1-866-581-1513

The Dealer Managers for the Offer are:

In Canada:

Macquarie Capital Markets Canada Ltd.

Brookfield Place, 181 Bay Street

Suite 3100 – PO Box 830

Toronto, Ontario  M5J 2T3

Telephone: 1-416-848-3500

In the United States:

Macquarie Capital Markets North America Ltd.

Brookfield Place, 181 Bay Street

Suite 3100 - P.O. Box 830

Toronto, Ontario  M5J 2T3

Telephone: 1-416-848-3660

Any questions and requests for assistance may be directed by holders of Common Shares to the Information Agent at its telephone numbers and address set out above.

The Depositary and Information Agent for the Offer is:

By Mail	By Registered, by Hand or by
Courier
The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E7

North American Toll Free Phone:

1-866-581-1513

E-mail: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION

Under the Canada Business Corporations Act, the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity and provided that the director, officer or other individual acted honestly and in good faith with a view to the best interest of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director, officer or other individual referred to above is entitled to indemnification from the Registrant as a matter of right if he was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.

In accordance with the Canada Business Corporations Act, the Registrant has entered indemnification agreements under which it has agreed to indemnify its directors and certain officers in the manner outlined above.

A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the Registrant’s By-Laws and the Canada Business Corporations Act.

Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy in the United States as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS

The exhibits specified below are filed as exhibits to this registration statement:

Exhibit No.	Description

2.1*

Lock-Up Agreement dated April 20, 2008, between the Registrant and Dundee Precious Metals Inc., filed with the Commission as Exhibit 2.1 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

2.2*	Transaction and Support Agreement dated June 17, 2008, between the Registrant and Frontier Pacific Mining Corporation, furnished to the Commission under cover of Form 6-K on June 19, 2008

2.3*	Lock-Up Agreement dated June 17, 2008, between the Registrant and Victor H. Bradley, furnished to the Commission under cover of Form 6-K on June 19, 2008

2.4*	Lock-Up Agreement dated June 17, 2008, between the Registrant and Peter F. Tegart, furnished to the Commission under cover of Form 6-K on June 19, 2008

2.5*	Lock-Up Agreement dated June 17, 2008, between the Registrant and Brian Lock, furnished to the Commission under cover of Form 6-K on June 19, 2008

2.6*	Lock-Up Agreement dated June 17, 2008, between the Registrant and Mohan R. Vulimiri, furnished to the Commission under cover of Form 6-K on June 19, 2008

2.7*	Lock-Up Agreement dated June 17, 2008, between the Registrant and Stewart L. Blusson, furnished to the Commission under cover of Form 6-K on June 19, 2008

2.8*	Lock-Up Agreement dated June 17, 2008, between the Registrant and Roos McDonald, furnished to the Commission under cover of Form 6-K on June 19, 2008

2.9*	Lock-Up Agreement dated June 17, 2008, between the Registrant and Nor-West Rotors Ltd., furnished to the Commission under cover of Form 6-K on June 19, 2008

2.10*	Lock-Up Agreement dated June 17, 2008, between the Registrant and Adam Kniec, furnished to the Commission under cover of Form 6-K on June 19, 2008

3.1*	Annual Information Form of the Registrant for the year ended December 31, 2007, filed with the Commission as Exhibit 1 to the Registrant’s Annual Report on Form 40-F on March 31, 2008

3.2*

Management Information Circular of the Registrant dated March 27, 2008, prepared in connection with the annual meeting of shareholders of the Registrant to be held on May 1, 2008, furnished to the Commission under cover of Form 6-K on April 4, 2008

3.3*

Audited Consolidated Financial Statements of the Registrant and the notes thereto as at December 31, 2007 and 2006 and for each of the years ended December 31, 2007, 2006 and 2005 together with the report of the auditors thereon, filed with the Commission as Exhibit 2 to the Registrant’s Annual Report on Form 40-F on March 31, 2008

3.4*

Management’s Discussion and Analysis of Financial Condition and Results of Operation dated March 25, 2008, filed with the Commission as Exhibit 3 to the Registrant’s Annual Report on Form 40-F on March 31, 2008

3.5*

Press Release dated January 14, 2008, announcing an update on Eldorado’s 2007 operating results with anticipated 2008 production, furnished to the Commission under cover of Form 6-K on January 14, 2008

3.6*

Press Release dated February 22, 2008, announcing the Company’s mineral resource and mineral reserve estimates as at December 31, 2007, furnished to the Commission under cover of Form 6-K on February 22, 2008

3.7*	Press Release dated March 6, 2008, relating to the re-opening of the Kisladag Mine in Western Turkey, furnished to the Commission under cover of Form 6-K on March 6, 2008

3.8*

Press Release dated March 17, 2008, announcing that the Registrant has signed a non binding memorandum of understanding with BHP Billiton regarding future sale of iron ore from the Vila Nova Iron Ore Project in Amapa State, Brazil, furnished to the Commission under cover of Form 6-K on March 17, 2008

3.9*	Press Release dated March 27, 2008, announcing the financial results for the year ended December 31, 2007 furnished to the Commission under cover of Form 6-K on March 27, 2008

3.10*	Press Release dated April 3, 2008, providing Eldorado’s update on its first quarter 2008 operating results, furnished to the Commission under cover of Form 6-K on April 3, 2008

3.11*

Press Release dated April 28, 2008, relating to the decision of the Registrant to make a tender offer for Frontier Pacific Mining Corporation, furnished to the Commission under cover of Form 6-K on April 28, 2008

3.12*	Press Release dated May 1, 2008, announcing Eldorado’s first quarter 2008 financial and operating results, furnished to the Commission under cover of Form 6-K on May 2, 2008

3.13*

Unaudited Interim Consolidated Financial Statements and the notes thereto as at March 31, 2008 and for the three months ended March 31, 2008 and 2007, furnished to the Commission under cover of Form 6-K on May 2, 2008

3.14*	Management’s Discussion and Analysis of Financial Condition and Results of Operation for the three months ended March 31, 2008, furnished to the Commission under cover of Form 6-K on May 2, 2008

3.15*	Report of Voting Results for the annual meeting of shareholders of Eldorado held on May 1, 2008, furnished to the Commission under cover of Form 6-K on May 2, 2008

3.16*

Terms of Reference for the board of directors, audit committee, compensation committee and corporate governance and nominating committee, furnished to the Commission under cover of Form 6-K on May 9, 2008

3.17*	By-law No. 1 for Eldorado, furnished to the Commission under cover of Form 6-K on May 9, 2008

3.18*

Press Release dated May 9, 2008, relating to Eldorado mailing its offer to acquire all of the outstanding shares of Frontier Pacific Mining Corporation, furnished to the Commission under cover of Form 6-K on May 9, 2008

3.19*	Press Release dated June 2, 2008, relating to the commencement of construction of its Efencukuru mine in Turkey, furnished to the Commission under cover of Form 6-K on June 2, 2008

3.20*

Proxy Circular, dated June 10, 2008, relating to the solicitation of proxies for Frontier Pacific Mining Corporation’s general meeting of shareholders, furnished to the Commission under cover of Form 6-K on June 10, 2008

3.21*

Press Release, dated June 10, 2008, relating to the solicitation of proxies for Frontier Pacific Mining Corporation’s general meeting of shareholders, furnished to the Commission under cover of Form 6-K on June 11, 2008

3.22*	Press Release dated June 16, 2008, relating to confirmation of best and final offer for Frontier Pacific Mining Corporation, furnished to the Commission under cover of Form 6-K on June 16, 2008

3.23*

Press Release dated June 18, 2008, relating to the support agreement between the Registrant and Frontier Pacific Mining Corporation, furnished to the Commission under cover of Form 6-K on June 18, 2008

4.1*	Consent of PricewaterhouseCoopers LLP, filed with the Commission as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

4.2*	Consent of Gary Giroux, Micon International Limited, filed with the Commission as Exhibit 4.2 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

4.3*	Consent of Michael Kociumbas, Watts Griffis and McOaut Limited, filed with the Commission as Exhibit 4.3 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

4.4*	Consent of John Edward Hearne, RSG Global Pty Ltd., filed with the Commission as Exhibit 4.4 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

4.5*

Consents of Andy Nichols, Andre de Ruijter and Richard Alexander, Wardrop Engineering, Inc., filed with the Commission as Exhibit 4.5 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

4.6*	Consent of Roberto Costa, Roberto Costa Engenharia Ltd., filed with the Commission as Exhibit 4.6 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

4.7*	Consent of Mr. Norman Pitcher, P. Geo and COO of the Registrant, filed with the Commission as Exhibit 4.7 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

4.8*	Consent of Mr. Stephen Juras, P. Geo and Manager, Geology of the Registrant, filed with the Commission as Exhibit 4.8 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

5.1*	Power of Attorney of certain officers and directors of the Registrant, filed with the Commission as part of the signature page to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

* Previously filed with the Securities and Exchange Commission

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

(a)

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

(b)

Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2. Consent to Service of Process

(a)	Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Not applicable.

(c)

Any change to the name or address of the agent for service of the registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver , Province of British Columbia, Canada on June 20, 2008.

Eldorado Gold Corporation
(Registrant)

By:	/s/ Paul N. Wright
Paul N. Wright
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on June 20, 2008.

Signature	Title	Date

	President, Chief Executive Officer and	June 20, 2008
/s/ Paul N. Wright	Director
Paul N. Wright

/s/ Earl W. Price	Chief Financial Officer	June 20, 2008

Earl W. Price

/s/ Hugh C. Morris*	Director	June 20, 2008
Hugh C. Morris

/s/ Wayne D. Lenton*	Director	June 20, 2008
Wayne D. Lenton

/s/ John S. Auston*	Director	June 20, 2008
John S. Auston

/s/ K. Ross Cory*	Director	June 20, 2008
K. Ross Cory

/s/ Robert R. Gilmore*	Director	June 20, 2008
Robert R. Gilmore

/s/ Donald Shumka*	Director	June 20, 2008
Donald Shumka

/s/ Geoffrey Handley*	Director	June 20, 2008
Geoffrey Handley

* - Signed by Paul N. Wright as attorney-in-fact for the named person, pursuant to the Power of Attorney filed with the Securities and Exchange Commission as part of the signature page of the Registrant’s Registration Statement on Form F-8, as filed on May 9, 2008.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

	Authorized Representative in United	June 20, 2008
/s/ Robert R. Gilmore	States
Robert R. Gilmore